THE E. W. SCRIPPS
COMPANY

ANY WAY YOU LOOK AT SCRIPPS >



2001 ANNUAL REPORT

diy
do it yourself network
diynet.com


Kits

RAISING THE FLAG: *DIY – Do It Yourself Network* is an efficient marketplace for advertisers that want to connect with valued customers like Fred Fedail and his daughters, Julianna and Alexia. The Fedails of Arcadia, Calif., found all they needed to install a flagpole in their front yard by going to *DIYnet.com* and downloading a DIY Kit sponsored by Ace Hardware.

A 124-YEAR TRADITION: Scripps nurtures an entrepreneurial culture that spans the company's 124-year history. From its first penny newspaper in 1878 to its successes as an innovative cable television and new media programmer, Scripps has a proven track record of turning new ideas into value-creation opportunities. That's especially true at *DIY – Do It Yourself Network*, the how-to on-air and online brand created by Scripps. *DIY* and its fully integrated Web site – *DIYnet.com* – offer viewers hundreds of hours of original television programming and detailed online instructions for more than 8,000 projects. *DIY* viewers can select projects from a variety of focused categories including arts and crafts, automotive, decorating and design, gardening and landscaping, home improvement, lifestyle and family, and recreation and hobbies. *DIY*, which is on track to reach 20 million cable television households by the end of 2003, consistently ranks as one of the top emerging networks in Beta Research Brand Identity studies of viewers and cable system operators.

...YOU'LL FIND AN ENTREPRENEURIAL SP




FINE
LIVING




LifeStyle
Free Preview
A Victorian Christmas
Your Holiday Home
Room By Room Holiday
Christmas Castles
HGTV

FINE LIVING: *Fine Living,* the newest Scripps cable television network, is expected to be in at least 5 million U.S. television households by the end of 2002. *Fine Living* is a multi-platform network – television and Web site – dedicated to the pursuit of personal passions and the art of getting the most from every moment in life. The network, featuring a 100 percent original programming experience, links advertisers with premier consumers who are the hardest to reach.

INTERNET/DIRECT MAIL: As part of an overall approach to building revenue in local markets, Scripps newspapers are developing innovative products that offer advertisers a variety of cost-effective options. At *The Knoxville* (Tenn.) *News-Sentinel,* for example, advertisers can choose the Internet, direct mail, specialty publications, special events and, of course, the daily and Sunday editions of the newspaper. All are designed to strengthen relationships with advertisers.

VIDEO ON DEMAND: Positioning the company's cable television networks for future delivery platforms is a high priority. In Cincinnati, Time Warner Cable is testing a video on demand service featuring *HGTV, Food Network* and *DIY.* Scripps Networks has made 60 hours of archived programming available for the service, which can be accessed 24 hours a day. Scripps is one of the first non-fiction television programmers in the country to participate in this type of VOD test.

RIT LAUNCHING NEW MEDIA CONCEPTS >


DIY
REACHES ABOUT
10,000,000
TELEVISION HOUSEHOLDS


VENTURA CO
Davis signs $103 bill
County workers get back on job
SPORTS
TIRES

MOST VALUABLE PLAYER:
The *Ventura County* (Calif.) *Star* has found a way to say "yes" to parents and their kids by providing customized youth sports coverage in each of its zoned editions. The *Star* was the only source of information – in print and online – for family and friends following 12-year-old Juan Avina's MVP season pitching for the Cal Ripken League Simi Valley All Stars.

LOCAL INFORMATION UTILITIES: Scripps has created substantial shareholder value by building businesses that deliver useful and credible content across a growing spectrum of media platforms. Whether it's the latest home decorating idea from *Home & Garden Television* or a breaking news story in Denver's *Rocky Mountain News,* the company's mission is the same: to deliver trusted content that's informative, entertaining and high in utility. Building on the company's expertise as a content creator, Scripps is positioning its 21 daily newspapers as complete, local information utilities. Scripps newspapers offer readers and advertisers the strength of long-trusted brands extended over an array of print and electronic alternatives, including Internet sites that are rich in content, local TV partnerships, focused zoned editions, targeted niche products and direct mail services. The strategy has succeeded in boosting readership and advertising share in many Scripps newspaper markets. It's also one of the reasons that top-line results at Scripps newspapers outperformed industry peers in 2001.

...THAT PROVIDE USEFUL INFORMATION





FOODTV.COM: *Food Network's* Web site – *foodtv.com* – is the top Internet destination for its category, averaging nearly 2.5 million unique visitors per month. The Web site connects directly with *Food Network* viewers, offering more than 18,000 tested recipes, menu suggestions, wine pairings, chats, video demos, techniques, tips and information on the network's celebrity chefs and programs.


COURIER&PRESS
FOR THE HEALTH OF IT

EVANSVILLE ON A DIET: The Scripps newspaper in Evansville, Ind.,—the *Courier & Press*—launched a special project challenging the community to get healthy by going on a diet. The newspaper followed the progress of volunteer weight watchers in a series of published reports, coverage by the newspaper's local television partner and by providing useful dieting information on the newspaper's own Web site.


ACTION NEWS
WXYZ / DETROIT

NEWS AT 7: In the hours and days immediately following Sept. 11, viewers turned to Scripps television stations. In Detroit, increased viewer demand prompted the Scripps-owned ABC affiliate – *WXYZ-TV*— to add a 7 p.m. newscast—the only news at 7 in the market. Ratings for the newscast have been consistently high, placing *WXYZ* second at 7 p.m. and moving the newscast within striking distance of the lead.

AND IDEAS TO READERS AND VIEWERS >


SCRIPPS
NEWSPAPERS
1,900,000
SUNDAY SUBSCRIBERS



BEFORE & AFTER:
Home & Garden Television's phenomenal success is built on the network's ability to deliver quality, original programming that connects with and inspires passionate viewers like Jim and Allison Woerner of Germantown, Tenn. The Woerners credit *HGTV's Before & After* program, hosted by Pat Simpson, for providing the inspiration they needed to undertake a massive home remodeling project.

HUGE NATIONAL FOOTPRINT: Scripps reaches millions of viewers and readers every day through powerful print, on-air and online media channels. Few channels are more powerful than *Home & Garden Television*. Conceived entirely in-house and 100 percent owned by Scripps, *HGTV* now reaches about 78 million domestic cable and satellite television households just seven years after its launch. The network consistently ranks high in viewer surveys, including its number one ranking in a recent Beta Research Brand Identity Study as a useful network and number two ranking (behind *Food Network*) for having on-air personalities and hosts who are well liked. *HGTV's* marketing power was dramatically demonstrated in January 2002 during its live coverage of the 113th Tournament of Roses Parade. More than 10 million viewers tuned in to watch the telecast, the highest in the network's history. Today, Scripps, through its Scripps Networks operating division, has a huge national footprint with *HGTV* and its portfolio of other cable television network brands, *Food Network*, *DIY—Do It Yourself Network* and, new in 2002, *Fine Living*.

...DELIVERED VIA POWERFUL CHANNELS




HOMEGARDE!
food
Berries
heart
In praise of
Simplicity

INTEGRATED CONTENT: The Scripps strategy to create content that can be used across multiple media platforms is being put to work at the company's 85-year-old supplemental news service. *Scripps Howard News Service* integrates information provided by *Home & Garden Television* and *Food Network* into feature packages it makes available each day to about 400 client newspapers.



NETWORKS IN FLIGHT: A priority at Scripps Networks is finding new distribution channels for its national cable television brands. Scripps Networks programming can be found on-air and online, and now it can be enjoyed in flight. *Home & Garden Television* and *Food Network* programming can be seen regularly on domestic and international Delta, United and U.S. Airways flights. In-flight magazines published by each of the airlines also feature Scripps Networks programming information.



DILBERT CUBICLE: Scripps-owned United Media is the licensing and syndication home for DILBERT, America's favorite workplace icon. DILBERT creator Scott Adams teamed with IDEO, one of the world's leading design and innovation companies, to create a workspace that would satisfy the most disgruntled cubicle dweller. "Dilbert's Ultimate Cubicle" features all the aspects of a typical workplace (desk, chair, phone, file cabinet), plus some added features, including a hammock, aquarium and a floor cooler.

IN PRINT, ON-AIR AND ONLINE >


HGTV
IS AVAILABLE IN
78,000,000
TELEVISION HOUSEHOLDS



IRON CHEF: *Food Network's Iron Chef* is a favorite on college campuses and among younger, 20-something viewers such as Christine Sacco of Queens, N.Y. (left) and her friends. Sacco is an avowed *Iron Chef* fan and one of thousands who've expressed their appreciation for the show by e-mail to the Scripps Networks viewer services center in Knoxville, Tenn.

VALUABLE TO ADVERTISERS: Scripps has had great success building a portfolio of diverse media businesses that are valuable to advertisers because of the loyal audiences they attract. At the *Food Network*, Scripps has been winning new fans by offering a line-up of entertaining programming that moves the food genre well beyond the cutting board and definitely out of the kitchen. Creative programming, such as the Japanese-language hit *Iron Chef*, has raised *Food Network's* national profile to pop icon status. Distribution of the network has grown to 74 million television households, a 152 percent increase since Scripps acquired controlling interest in 1997. More importantly, the number of people watching the network during primetime has grown a whopping 383 percent over the same period. In a recent Beta Research Brand Identity Study, *Food* ranked number one (just ahead of *HGTV*) among all networks measured for having well-liked hosts and personalities.

...TO TARGETED LOYAL AUDIENCES WITH




Dream Home
HGTV

DREAM HOME: Scripps is creating long-lasting relationships with viewers through popular consumer promotions, such as *HGTV's Dream Home Giveaway*. Now in its sixth year, *Dream Home* has been one of the most successful promotions in cable TV history. This year (2002), since the promotion began Feb. 1, *HGTV* has received about 200,000 entries daily from viewers hoping to win a new 2,800-square-foot home on Chesapeake Bay in Maryland and an all-new Chevy TrailBlazer.



SNOOPY IN ASIA: PEANUTS, which is licensed and syndicated by United Media, is an international icon of pop culture. That's especially the case in Asia, where last year a Snoopy Studios attraction opened as part of the new Universal Studios Japan in Osaka. The theme park welcomed 8 million visitors during its first year. The popularity of PEANUTS is driving expansion into other Asian markets, including Korea and Singapore, where Snoopy Place restaurants will open in 2002.


NEWS 5

WEATHER AUTHORITY: One way that *WEWS-TV* in Cleveland builds viewer loyalty is by delivering the most accurate weather forecast in Northeast Ohio. The Scripps-owned station's professional meteorologists have won the respect of viewers, who have responded by making *WEWS* the top-ranked station in the market. The station's local news programming consistently leads the market during the noon, 5 p.m. and 6 p.m. time slots, and comes in a close second at 11 p.m.

PASSION AND PURCHASING POWER >


FOOD NETWORK
PRIMETIME
VIEWERSHIP
+383%
SINCE 1997


THE SUN
"All they knew was tug sinking"
Bush heeds retiree fears
Israeli troops, tanks occupy 2 refugee camps

PARTNERS IN BALTIMORE: *WMAR-TV*, Channel 2, the Scripps-owned ABC affiliate in Baltimore, has partnered with *The Baltimore Sun*, which is owned by Tribune Co. Features of the partnership include *WMAR*-branded weather information on *The Sun's* news pages and a nightly *Sun Report* on *WMAR's* 11 p.m. newscast. (Pictured are *WMAR* news anchors Vernon Shaw and Jo Ann Bauer.)

STRENGTHENING LOCAL BRANDS: Scripps is capitalizing on the cross-promotional value of all its various media businesses by forging alliances with strong media partners and advertisers. At its broadcast television stations and newspapers, partnering is proving to be an effective marketing tool, helping Scripps position its local franchises as primary sources for news and information. Scripps is leveraging the strength of its television stations in Cleveland, Cincinnati and Baltimore by creating partnerships with established local newspapers. On the flip side, Scripps newspapers in several markets, including Knoxville, Tenn., Corpus Christi, Texas, and Evansville, Ind., are partnering with high-profile local television stations. Broadcast television/newspaper partnerships are part of a broader Scripps strategy to strengthen its local brands through every creative means possible. That's important to shareholders because of the vital role Scripps television stations and newspapers play in the company's strategic growth.

...FORGING STRONG ALLIANCES WITH


SCRIPPS
BROADCAST
TELEVISION
STATIONS REACH
1 OUT OF 10
U.S. HOUSEHOLDS


HGTV

MARTHA STEWART: Scripps broadened its partnership with Martha Stewart in 2001, bringing the world's most renowned home, garden and crafts expert to *Home & Garden Television*. During the next two years, *HGTV* will air 140 half-hour episodes and three one-hour specials composed of programming from Martha's Emmy Award-winning syndicated television show, *Martha Stewart Living*. Martha Stewart programming also can be seen on *Food Network*.


Rocky Mountain News
Bush preaches values
Blue news for
RACE DAY

JOA IN DENVER: The Scripps-owned newspaper in Denver, the *Rocky Mountain News*, has continued its tradition of editorial excellence after entering into a joint operating agreement with MediaNews Group's newspaper, *The Denver Post*. Scripps and MediaNews Group significantly reduced operating expenses in Denver in 2001 by agreeing to merge the business operations of the two newspapers. While business functions were combined, the *Rocky* and *The Post* maintain totally independent and competitive news operations.



SCRIPPS AT HAMPTON: Scripps Howard Foundation, the philanthropic arm of The E.W. Scripps Company, is working to increase diversity in the nation's newsrooms by partnering with Hampton University to establish a journalism program. The Foundation's $10 million commitment will build and furnish the Scripps Howard Center and establish the Scripps Howard Professorship of Journalism at Hampton's Virginia campus.

MEDIA PARTNERS AND ADVERTISERS >


THE SUN
abc
2

SCRIPPS NETWORKS GROWTH
(Dollars in millions)
□ Revenue
■ Cash Flow/EBITDA



$400
350
300
250
200
150
100
50
94
95
96
97
98
99
00
01

FOOD NETWORK GROWTH
(Percentage change)
□ Viewership
■ Distribution/Subscribers



400%
350
300
250
200
150
100
50
97
98
99
00
01

HOME & GARDEN TELEVISION GROWTH
(Percentage change)
□ Viewership
■ Distribution/Subscribers



400%
350
300
250
200
150
100
50
97
98
99
00
01

...CREATING VALUE FOR OUR SHAREHO

2001 CONSOLIDATED REVENUES
(Dollars in millions)



100%
$1,424
51%
720
24%
337
19%
278
6%
89

FINANCIAL HIGHLIGHTS* (Dollars in millions)

CONSOLIDATED	2001	2000	1999
Operating revenues	$1,424	$1,470	$1,323
EBITDA	402	473	403
EBITDA margin	28%	32%	30%
Operating income	306	379	313
■ NEWSPAPERS			
Operating revenues	$ 720	$ 735	$ 705
EBITDA	251	279	279
EBITDA margin	35%	38%	40%
Operating income	202	230	231
■ SCRIPPS NETWORKS			
Operating revenues	$ 337	$ 296	$ 213
EBITDA	76	69	34
EBITDA margin	22%	23%	16%
Operating income	59	54	22
■ BROADCAST TELEVISION			
Operating revenues	$ 278	$ 343	$ 312
EBITDA	80	129	96
EBITDA margin	29%	38%	31%
Operating income	51	100	68
■ LICENSING AND OTHER MEDIA			
Operating revenues	$ 89	$ 97	$ 93
EBITDA	15	16	13
EBITDA margin	17%	16%	14%
Operating income	14	15	11

*For comparibility, divested operations, unusual items and the Denver *Rocky Mountain News* are excluded. The *Rocky Mountain News* had operating losses of $16 million in 2001, $24 million in 2000 and $16 million in 1999. The excluded unusual items are described in "Notes to Selected Financial Data" in the company's Form 10-K for 2001.

RS BY BUILDING NEW BUSINESSES.

·w that we're three months into 2002, it would appear that : worst of the business cycle is behind us. But we say that with arded optimism. There are encouraging signs that recovery is derway, but if we learned anything from the awful events of : past 12 months, it's that the future can be wildly unpredictable.

As we began 2001, we knew it was going to be a difficult year. : only question we had was "How bad is it going to be?" The swer, it turned out, was "Pretty darned bad."

We could see the economy slowing, but we hadn't anticipated : worst advertising recession since the Great Depression. And, while journalists we're always ready to jump into crisis coverage mode, never imagined an event of such draconian magnitude that we uld feel compelled, out of respect, to take our national television works off the air as was the case following the events of Sept. 11.

RIPPS IS FUNDAMENTALLY STRONG, EFFICIENTLY RUN

: as bad as the year was, we're pleased as managers of this enterprise eport that The E.W. Scripps Company persevered and grew. Scripps erges from 2001 fundamentally strong, with manageable debt and ciently run media businesses that give the company the financial ibility it needs to grow even in the most difficult of times.

We've managed through the recession by staying true to our strategic sion to create shareholder value by building new businesses and effintly managing those we've already established. All of our businesses, believe, are inherently stronger today than when the recession gan and are in position to reap the full benefits of economic recovery.

Our top priority continues to be the expansion of Scripps Networks, operating division that includes our portfolio of fast-growing, national lifestyle-oriented television networks – *Home & Garden Television*, *Food Network*, *DIY – Do It Yourself Network* and *Fine Living*.

Even in the worst advertising environment in a generation, Scripps Networks grew by just about every measure. Operating cash flow for the segment was up 10 percent to $76 million, and that includes $22 million in start-up costs for *DIY* and *Fine Living*. Revenues for Scripps Networks grew 14 percent to $337 million.

Distribution of all of the company's networks continued to grow at a healthy pace. *HGTV* now reaches about 78 million households, up 12 percent from a year ago. *Food Network* topped 60 million subscribers in 2001, then 70 million, and now can be seen in about 74 million U.S. households – up a whopping 30 percent in 12 months.

WE'RE BUILDING SCRIPPS NETWORKS BRANDS

As *HGTV* and *Food* approach full distribution, we'll be concentrating on increasing viewership across these large and valuable footprints. That means investing in more quality original programming that connects with the passions and interests of our viewers and creates an efficient marketplace for our advertisers. It's a model that's worked, and one that we apply to all of our networks, including our newest brands, *DIY* and *Fine Living*.

DIY and *Fine Living* quickly are gaining traction, thanks in part to important distribution deals we negotiated with Time Warner Cable and Charter Communications. *DIY*, which is in about 10 million homes today, is on track to be in 20 million homes by the end of 2003. *Fine Living* – a 24-hour online, on-air network dedicated to the best experiences life has to offer – launched in March 2002 with more than a dozen charter advertisers into 2 million cable households. The network is expected to be in at least 5 million households by the end of 2002.

ALL OF OUR BUSINESSES, WE BELIEVE, ARE INHERENTLY STRONGER TODAY THAN WHEN THE RECESSION BEGAN AND ARE IN POSITION TO REAP THE FULL BENEFITS OF ECONOMIC RECOVERY."

Scripps Networks also had some success in 2001 positioning its brands to capitalize on emerging broadband and interactive television technologies. In Cincinnati, 60 hours of *HGTV*, *Food* and *DIY* programming has been made available to viewers through a video-on-demand test being conducted by Time Warner Cable. Scripps is one of the earliest non-fiction cable TV programmers participating in a test of this kind in the U.S.

In reviewing the success we've achieved with Scripps Networks, it's hard to believe that this is a line of business that didn't even exist for the company seven years ago. In a few short years, we've created a tremendously valuable business – and a huge national footprint – with a relatively modest investment. The continued growth of our networks reaffirms our belief that investing to expand Scripps Networks is the wisest use of the company's capital.

DENVER PROFIT POTENTIAL ONE OF TWO GROWTH CATALYSTS

Scripps Networks is one of two significant growth catalysts for the company. The other is the profit potential of our newspaper partnership in Denver.

We believe the joint operating agreement between our newspaper, the *Rocky Mountain News*, and *The Denver Post* (owned by MediaNews Group) sets up Scripps to have one of the best performing newspaper groups over the next five years. The joint operating agreement – approved early in 2001 – ended a long and costly circulation war between the *Rocky* and *The Post*, allowing them to merge business and production operations while maintaining separate and competing news operations.

The joint agency created by Scripps and MediaNews Group to manage the business operations of the two newspapers succeeded in eliminating tens of millions of dollars of expenses during its first 11 months in existence, but a complete turnaround in Denver was blocked by the uncooperative macroeconomic conditions. Like other metropolitan newspaper markets, Denver felt the full effect of the recession. Advertising revenue fell off, led by a sharp decline in the highly profitable help wanted category.

Still, the new cost structure in Denver led to substantially improved results. Operating losses narrowed by $8 million and, looking ahead, we expect Denver at least to break even in 2002. If the economy improves Denver should move into positive territory for the first time in several years. The joint operating agreement enables Scripps to share 50 percent of the profits in one of the most attractive newspaper markets in the country.

At the company's other newspapers, and at its broadcast television stations, the national and business crises of 2001 pushed advertising revenues and operating cash flow back to levels that we would have thought unimaginable just a year ago. In response, we moved quickly to control expenses at all of our established businesses – including the networks – while protecting our spending on *DIY* and *Fine Living* so they'll be ready to take off when the advertising environment improves.

SCRIPPS NEWSPAPERS OUTPERFORM INDUSTRY

Scripps newspapers, excluding Denver, outperformed the industry. We believe that's largely a function of our group's geographic diversity and its concentration in mid-sized markets that have been insulated somewhat from the worst of the economic downturn. We also attribute the relatively stronger performance of our newspapers to the success of direct mail products and other revenue-generating initiatives that we began developing long before the recession began.

At our broadcast television stations, we've been protecting the value of our local franchises by successfully mining markets for new advertisers, increasing advertising inventory, accepting more paid programming and offering new advertising products. While many of the initiatives have been successful, the increased revenues weren't nearly enough in 2001



illiam R. Burleigh (left) and Kenneth W. Lowe

· overcome record political advertising revenues in 2000. Station group sults are expected to improve in 2002, thanks to the Olympics and the ɔcoming congressional and gubernatorial elections.

Despite the many broadcast industry challenges, we believe our cal television station assets are effectively at work for our shareholders. :ripps television stations generate plenty of free cash flow that we ;e to reinvest in our growth businesses. They also wield considerable oss-promotional value that we're using to heighten consumer aware- ɜss of our growing cable television network brands. And the value our station group likely will increase when federal ownership rules e relaxed as expected.

The company's fourth business segment, United Media, while its nallest, has a substantial global profile. United Media licenses and ndicates such universally known properties as DILBERT, Precious oments, and, of course, the globally popular PEANUTS. But even ıoopy hasn't been able to charm his way out of the recession. ·llowing a strong year highlighted by the 50th anniversary of PEANUTS, ıited Media revenues and cash flow were off in 2001, moving down ıder the same economic pressures that affected the company's other tablished media businesses. The focus going forward at United Media ll be on diversifying through the growth of new third-party brands d broadening the segment's international business, especially in ia where PEANUTS remains wildly popular.

ı, WHERE DOES SCRIPPS GO FROM HERE?

·ecifically, as we move forward, we intend to continue the expansion our Scripps Networks brands. That includes building ratings for *ɔme & Garden Television* and *Food Network*, expanding *DIY's* reach d establishing the new *Fine Living* brand. We'll also be doing all we n to further develop our valuable newspaper partnership in Denver d strengthen our other established newspaper and broadcast television brands. We'll also be preparing for TV ownership deregulation.

We've begun 2002 with a sense of optimism. The company's strategic direction is rooted in our firm belief that, long-term, American society and the surrounding media industry won't change fundamentally because of the events of Sept. 11. We know there likely will be short-term gyrations as the effects of military conflict and economic shakeout reach our readers, viewers and advertisers. One thing we are certain of is that Scripps will endure.

For 124 years, Scripps has prospered through world wars, economic crises and natural disasters. As we say, "any way you look at Scripps" you'll find a company that has a long history of successfully creating value through its entrepreneurship, its expertise as a creator and deliverer of useful content and its ability to develop powerful media channels and loyal audiences.

As managers of your company, our pledge is to continue that fine tradition and, to the best of our ability, work in the best interest of all the company's stakeholders. We appreciate the trust you've placed in us to guide this enterprise.

Sincerely,

William R. Burleigh
Chairman

Kenneth W. Lowe
President and Chief Executive Officer

SCRIPPS AT A GLANCE

NEWSPAPERS



NEWSPAPERS

Scripps operates newspapers in 21 markets stretching from Stuart, Fla., to Bremerton, Wash., with approximately 1.3 million daily subscribers and 1.9 million on Sunday.

SCRIPPS IS THE 10TH LARGEST NEWSPAPER PUBLISHER IN THE U.S.

Daily Newspapers

M = Morning; E = Evening
Circulation figures:
Daily | Sunday (S)

Rocky Mountain News
Denver, CO
www.rockymountainnews.com
M – 323,000 | 801,000 (S)

The Commercial Appeal
Memphis, TN
www.gomemphis.com
M – 170,000 | 232,000 (S)

The Knoxville News-Sentinel
Knoxville, TN
www.knoxnews.com
M – 121,000 | 156,000 (S)

Ventura County Star
Ventura County, CA
www.insidevc.com
M – 92,000 | 105,000 (S)

Evansville Courier & Press
Evansville, IN
www.courierpress.com
M – 70,000 | 98,000 (S)

Corpus Christi Caller-Times
Corpus Christi, TX
www.caller.com
M – 63,000 | 81,000 (S)

Naples Daily News
Naples, FL
www.naplesnews.com
M – 55,000 | 67,000 (S)

The Cincinnati Post
(includes *The Kentucky Post*)
Cincinnati, OH
www.cincypost.com
E – 53,000

Anderson Independent-Mail
Anderson, SC
www.andersonsc.com
M – 39,000 | 45,000 (S)

The Stuart News
Stuart, FL
www.stuartnews.com
M – 38,000 | 45,000 (S)

Abilene Reporter-News
Abilene, TX
www.reporternews.com
M – 35,000 | 44,000 (S)

Daily Camera
Boulder, CO
www.thedailycamera.com
M – 34,000 | 41,000 (S)

Times Record News
Wichita Falls, TX
www.trnonline.com
M – 34,000 | 39,000 (S)

Record Searchlight
Redding, CA
www.redding.com
M – 34,000 | 39,000 (S)

The Sun
Bremerton, WA
www.thesunlink.com
M – 33,000 | 37,000 (S)

Press Journal
Vero Beach, FL
www.pressjournal.com
M – 33,000 | 37,000 (S)

San Angelo Standard-Times
San Angelo, TX
www.gosanangelo.com
M – 28,000 | 34,000 (S)

The Tribune
Ft. Pierce, FL
www.fortpiercetribune.com
M – 27,000 | 28,000 (S)

The Albuquerque Tribune
Albuquerque, NM
www.abqtrib.com
E – 17,000

Birmingham Post-Herald
Birmingham, AL
www.postherald.com
E – 12,000

The Gleaner
Henderson, KY
www.thegleaner.com
M – 10,000 | 12,000 (S)

Community Newspapers

(Weekly or twice-weekly)

Broomfield Enterprise
Broomfield, CO

Bonita Banner
Bonita Springs, FL

The Courier
Jupiter, FL

Marco Island Eagle
Marco Island, FL

The Sebastian Sun
Sebastian, FL

The Union County Advocate
Morganfield, KY

Average daily circulation figures based on Audit Bureau of Circulation Publishers' Statements for the six-month period ended Sept. 30, 2001. Florida newspaper figures are for the 12-month period, ended Sept. 30.

Total Sunday circulation includes the Sunday circulation of the jointly published editions of the *Rocky Mountain News* and *The Denver Post*.

NEWS SERVICE

Scripps Howard News Service
Washington, DC – www.shns.com

BROADCAST TELEVISION



BROADCAST TV

Scripps' 10 broadcast television stations (six ABC; three NBC; one independent) reach one in every 10 homes in America. The company is one of the largest independent operators of ABC affiliates in the country.

SCRIPPS TV STATIONS ARE CONCENTRATED IN THE TOP 50 MARKETS

Broadcast Television Stations

Market Rank | TV household figures based on Nielsen local market estimates, January 2002.

ABC Affiliates

WXYZ Detroit, MI
www.detnow.com
10 | 1,879,000

WFTS Tampa, FL
www.tampabaylive.com
14 | 1,568,000

KNXV Phoenix, AZ
www.phoenix360.com
16 | 1,537,000

WEWS Cleveland, OH
www.newsnet5.com
17 | 1,513,000

WMAR Baltimore, MD
www.insidebaltimore.com
24 | 1,024,000

WCPO Cincinnati, OH
www.cincinow.com
32 | 836,000

NBC Affiliates

KSHB Kansas City, MO
www.kshb.com
31 | 850,000

WPTV West Palm Beach, FL
www.wptv.com
40 | 681,000

KJRH Tulsa, OK
www.teamtulsa.com
59 | 503,000

Independent

KMCI Lawrence, KS
www.kmci.com
31 | 850,000

CRIPPS NETWORKS

LICENSING & OTHER MEDIA


SCRIPPS NETWORKS
HGTV

RIPPS NETWORKS
nsistently top-ranked ɔle, satellite television ɔgrammer. Scripps tworks is the operating ne for a growing group :able and satellite :vision networks that :cialize in quality, ;inal lifestyle program- ıg. Scripps Networks nds include *Home & 'den Television, Food work, DIY– Do It 'rself Network* and *: Living.*

Home & Garden Television
A 24-hour television network that targets home enthusiasts, *HGTV* programming focuses on topics including gardening and landscaping; building and remodeling; crafts and hobbies; interior decorating and design; and lifestyles and special interests. Programming airs internationally in Canada, Australia, Thailand, Japan, The Philippines and in 16 European countries.

Knoxville, TN – www.hgtv.com

HGTV REACHES 90% OF CABLE, SATELLITE TV HOUSEHOLDS

FOODTV.COM HAS 10,000 TESTED RECIPES ONLINE

Food Network
A 24-hour television network devoted to all things related to food, cooking and entertaining. Food Network is one of the world's leading resources on food and nutrition, with lifestyle programming that covers a wide range of food-related topics. Programming airs internationally in Canada, Australia, Thailand, Hong Kong, The Republic of Korea, The Philippines and Singapore.

New York, NY – www.foodtv.com

DIY– Do It Yourself Network
A simultaneous on-air, online network that provides immediate access to step-by-step instructions, in-depth demonstrations and tips for the do-it-yourselfer on topics related to home improvement, decorating, crafts, hobbies, lifestyle and gardening.

Knoxville, TN – www.diynet.com

DISCOVER 8,000 PROJECTS ONLINE @ DIYNET.COM

FINE LIVING LAUNCHED MARCH 2002 WITH 2 MILLION SUBSCRIBERS

Fine Living
An interactive network devoted to the best experiences life offers. Original programming from around the world centers on categories including adventure, rejuvenation, transport, personal space and favorite things.

Los Angeles, CA – www.fineliving.com

UNITED MEDIA
Global licensing and syndication company. Syndicates more than 150 comic strips and editorial features world-wide, including PEANUTS, DILBERT, FOR BETTER OR FOR WORSE, Miss Manners, Jack Anderson and Hardball by Chris Matthews.

New York, NY – www.comics.com

COMICS.COM AVERAGES 33 MILLION PAGE VIEWS PER MONTH


Newspapers
Broadcast Television
Scripps Networks
Licensing & Other Media
Scripps Corporate Headquarters

BOARD OF DIRECTORS



Charles E. Scripps, 82, Chairman of the Board's Executive Committee from August 1994 to September 2000. He served as Chairman of the Board from 1953 until 1994. He began his career with the company in 1941 as a reporter at *The Cleveland Press*, the first newspaper founded by his grandfather, E. W. Scripps.



William R. Burleigh, 66, Chairman of the company since May 1999 and Chairman of the Executive Committee since October 2000. He joined the Board of Directors in 1990. He served as President and Chief Executive Officer from May 1996 until September 2000 and was President and Chief Operating Officer from 1994 until 1996. He was elected Executive Vice President in March 1990. Before joining the corporate staff in 1984, he was Editor and President of *The Evansville Press* and Editor of *The Cincinnati Post*. He was promoted to Senior Vice President/Newspapers and Publishing in 1985.



Kenneth W. Lowe, 51, was elected President and CEO of The E.W. Scripps Company in October 2000. He was named President, Chief Operating Officer and a Director of the company in January 2000. He previously was Chairman and CEO of Knoxville-based Scripps Networks. He joined Scripps in 1980 and in 1988 became Vice President/Programming, Promotion and Marketing for the company's network-affiliated television stations before founding *Home & Garden Television* in 1994.



Paul K. Scripps, 56, Retired Vice President/Newspapers, The E.W. Scripps Company. Director since 1986.



Edward W. Scripps, 43, Trustee, Scripps Howard Foundation. Director since 1998.



John H. Burlingame, 68, Active Retired Partner, Baker & Hostetler, LLP. Director since 1988.



Daniel J. Meyer, 65, Retired Chairman and Chief Executive Officer, Milacron Inc. Director since 1988.



Nicholas B. Paumgarten, 56, Managing Director, J.P. Morgan Chase. Director since 1988.



Ronald W. Tysoe, 48, Vice Chairman, Finance and Real Estate, Federated Department Stores, Inc. Director since 1996.



Julie A. Wrigley, 53, President and CEO, Wrigley Investments, LLC. Director since 1997.



Nackey E. Scagliotti, 56, President, Neighborhood Publications Inc. Director since 1999.

CORPORATE OFFICERS



Richard A. Boehne, 45, Executive Vice President since 1999. He served as Vice President/Communications and Investor Relations from 1995 to 1999. He joined the corporate staff in 1988 as Manager/Corporate Communications and was promoted to Director/Corporate Communications and Investor Relations in 1989. Before moving to headquarters, he was a business reporter and editor at *The Cincinnati Post*.



Daniel J. Castellini, 62, Senior Vice President/Chief Financial Officer. He joined the company in 1971 as Assistant Treasurer and served as Treasurer/Secretary, Vice President and Controller, and Finance Vice President until his promotion in 1986 to his current position.



Frank Gardner, 59, Senior Vice President and Chairman, Scripps Networks since 2001. Senior Vice President/New Media from 2000 to 2001. Senior Vice President/Television from 1993-2000. He returned to Scripps in 1993 from FOX Broadcasting Company, where he was Senior Vice President/News Programming. His FOX tenure followed an affiliation with Scripps stations dating back to 1976, including Corporate Vice President in charge of news programming.



Alan M. Horton, 58, Senior Vice President/Newspapers since 1994. He began his association with the company in 1965 and spent all but five of the subsequent years in various positions at Scripps newspapers. He joined the corporate staff in 1991 as Vice President/Operations for the newspaper division.



John Lansing, 44, Senior Vice President of the company's broadcast television station group subsidiary, Scripps Howard Broadcasting, and a Vice President of The E. W. Scripps Company since 2001. He served as Vice President/General Manager of *WEWS-TV* in Cleveland 1997 to 2001 and Vice President/Station Manager, *WXYZ-TV* in Detroit, from 1995 to 1997.

B. Jeff Craig, 43, Vice President/Chief Technology Officer

Gregory L. Ebel, 46, Vice President/Human Resources

M. Denise Kuprionis, 45, Vice President/Corporate Secretary and Director of Legal Affairs

Tim A. Peterman, 34, Vice President/Corporate Development

J. Robert Routt, 47, Vice President and Controller

Timothy E. Stautberg, 39, Vice President/Communications and Investor Relations

Stephen W. Sullivan, 55, Vice President/Newspapers Operations

E. John Wolfzorn, 56, Treasurer

SHAREHOLDER INFORMATION

Stock and Trading

The Company's Class A common shares are traded on the New York Stock Exchange under the symbol SSP. There are approximately 11,500 owners of the Company's Class A Common shares and 18 owners of the Company's Voting Shares, which do not have a public market.

The range of market prices at right represents the high and low sales prices for each quarterly period.

As a service to shareholders, the Company has instituted a dividend reinvestment plan, which includes a direct cash purchase option. For more information on this service, contact the transfer agent.

Transfer Agent

The Fifth Third Bank
Corporate Trust Services
38 Fountain Square Plaza
Mail Drop #10AT66
Cincinnati, Ohio 45202
T 800.837.2755
T 513.579.5320

Annual Meeting

The annual meeting of shareholders will be held at The Queen City Club, 331 East Fourth Street, Cincinnati, Ohio, on Thursday, May 9, 2002, at 10 a.m. EDT.

Form 10-K

The E.W. Scripps Company's annual report on Form 10-K, filed with the Securities and Exchange Commission, is available at no charge upon written request to the Company's Office of Investor Relations.

For Additional Information Contact

Investor Relations
The E.W. Scripps Company
312 Walnut Street, 28th Floor
P.O. Box 5380
Cincinnati, Ohio 45201
T 513.977.3825
F 513.977.3721

For Company information online, the Web address is http://www.scripps.com or send e-mail to ir@scripps.com

Market Prices

2001	HIGH	LOW
First Quarter	$ 66.60	$ 54.70
Second Quarter	69.00	56.40
Third Quarter	71.70	56.10
Fourth Quarter	68.05	58.00

2000	HIGH	LOW
First Quarter	$ 49.50	$ 42.38
Second Quarter	51.63	43.63
Third Quarter	54.19	47.44
Fourth Quarter	63.25	50.75

Dividends	2001	2000
First Quarter	$ .15	$ .14
Second Quarter	.15	.14
Third Quarter	.15	.14
Fourth Quarter	.15	.14
Total	$ .60	$ .56

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

Commission File Number 0-16914

THE E. W. SCRIPPS COMPANY
(Exact name of registrant as specified in its charter)

Ohio (State or other jurisdiction of incorporation or organization)	31-1223339 (IRS Employer Identification Number)
312 Walnut Street Cincinnati, Ohio (Address of principal executive offices)	45202 (Zip Code)

Registrant's telephone number, including area code: (513) 977-3000

Title of each class	Name of each exchange on which registered
Securities registered pursuant to Section 12(b) of the Act:	
Class A Common Shares, $.01 par value	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:
Not applicable

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes X No ___

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K.

___

The aggregate market value of Class A Common Shares of the Registrant held by nonaffiliates of the Registrant, based on the $75.20 per share closing price for such stock on February 28, 2002, was approximately $1,693,000,000. As of February 28, 2002, nonaffiliates held approximately 1,441,000 Common Voting Shares. There is no active market for such stock.

As of February 28, 2002, there were 60,312,116 of the Registrant's Class A Common Shares, $.01 par value per share, outstanding and 19,096,913 of the Registrant's Common Voting Shares, $.01 par value per share, outstanding.

INDEX TO THE E. W. SCRIPPS COMPANY

ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2001

PART I

ITEM 1. BUSINESS

The E. W. Scripps Company ("Company") operates in three reportable segments: newspapers, cable television networks (referred to as "Scripps Networks") and broadcast television.

Newspapers include 21 daily newspapers in the U.S.

Scripps Networks includes three national television networks that are distributed by cable and satellite television systems: Home & Garden Television ("HGTV"), Food Network and Do It Yourself ("DIY"), and the Company's 12% interest in FOX SportsSouth, a regional television network. The Company launched Fine Living, its fourth national network, in March 2002.

Broadcast Television includes ten television stations, nine of which are affiliated with national television networks.

Each of the Company's businesses relies upon advertising as a primary source of revenue. Advertising comprises 75% to 80% of the Company's total revenues. Declines in advertising spending, particularly in recessionary periods, adversely affect the newspaper, cable television network and broadcast television businesses.

A summary of segment information for the three years ended December 31, 2001, is set forth on page F-36 of this Form 10-K. Licensing and other media aggregates the Company's operating segments that are too small to warrant separate reporting, primarily syndication and licensing of news features and comics.

Newspapers

Operations - The Company acquired or divested the following newspaper operations in the five years ended December 31, 2001:

2000 - Acquired the Ft. Pierce, Florida, daily newspaper in exchange for the Company's Destin, Florida, newspaper and cash. Acquired the Henderson, Kentucky, daily newspaper and the Marco Island, Florida, weekly newspaper.
1998 - Divested the Dallas Community newspapers, including the Plano daily.
1997 - Acquired daily newspapers in Abilene, Corpus Christi, Plano, San Angelo and Wichita Falls, Texas, a group of community newspapers in the Dallas, Texas, market and a daily newspaper in Anderson, South Carolina. Traded its Monterey and San Luis Obispo, California, daily newspapers for the daily newspaper in Boulder, Colorado, and terminated the joint operating agency and ceased operations of its newspaper in El Paso, Texas.

The Company publishes daily newspapers in 21 markets. From its Washington bureau the Company operates the Scripps Howard News Service, a supplemental wire service covering stories in the capital, other parts of the United States and abroad.

The Company's newspapers operate Internet sites focusing on local news content. The Internet sites include expanded coverage of stories in the newspapers and content that is not in the newspapers.

Many of the Company's newspapers provide services such as total-market-coverage advertising products, direct-mail advertising and commercial printing.

Revenues - Operating revenues for the five years ended December 31, 2001, were as follows:

(in thousands)	2001	2000	1999	1998	1997
Newspaper advertising:					
Local ROP	$ 203,610	$ 211,568	$ 205,767	$ 201,036	$ 159,752
Classified ROP	196,842	209,942	195,809	180,938	138,282
National ROP	32,947	30,977	27,937	20,576	16,649
Preprint and other	92,204	90,536	79,902	71,286	48,926
Total newspaper advertising	525,603	543,023	509,415	473,836	363,609
Circulation	139,358	133,948	135,029	138,615	112,612
Share of joint operating agency profits	43,285	47,412	50,511	48,278	47,052
Other	11,744	10,176	9,735	10,402	7,209
Total	719,990	734,559	704,690	671,131	530,482
Rocky Mountain News	19,441	220,998	209,713	200,442	196,794
Unusual item	(5,881)				
Divested newspapers		886	3,806	17,498	33,100
Total operating revenues	$ 733,550	$ 956,443	$ 918,209	$ 889,071	$ 760,376

Daily newspaper operating revenues are derived primarily from advertising and circulation. Other newspaper operating revenues include commercial printing.

Advertising revenues are derived from run-of-paper ("ROP") advertisements included with news stories in the body of the newspaper, preprinted advertisements that are generally produced by advertisers and inserted into the newspaper, and on-line advertising appearing on the newspapers' Internet sites.

ROP is further broken down among "local," "classified" and "national" advertising. Local refers to advertising that is not in the classified advertising section and is purchased by in-market advertisers. Classified refers to advertising that generally is grouped by type of advertising, e.g., automotive and help wanted. National refers to advertising purchased by businesses that operate beyond the local market and purchase advertising from many newspapers, primarily through advertising agencies. A given volume of ROP advertisements is generally more profitable to the Company than the same volume of preprinted advertisements.

Advertising rates and revenues vary among the Company's newspapers depending on circulation, type of advertising, local market conditions and competition. Contracts with advertisers, which are typically for one-year terms, may provide for discounted rates based upon advertising volume.

On-line advertising, which is included in "preprint and other," ranges from simple static banners that appear at the top and bottom of a Web page to more complex advertisements that use animation and allow users to interact with the advertisements. On-line advertising also includes an allocation of classified advertising revenues that appear in both the printed editions of the newspapers and on the newspapers' Internet sites, direct response campaigns and links to commercial sites. The newspapers generally receive fees for these links and advertisements. On-line advertising revenues were $6,500,000 in 2001, $8,300,000 in 2000, $5,400,000 in 1999, $1,800,000 in 1998 and $100,000 in 1997.

The first and third quarters generally have lower advertising revenues than the second and fourth quarters. Print advertising rates and volume are highest on Sundays, primarily because circulation and readership is greatest on Sundays.

Circulation revenues are derived from home-delivery sales of newspapers to subscribers and from single-copy sales made through retail outlets and vending machines. Circulation information for the Company's newspapers is as follows:

(in thousands) (1) Newspaper	Morning (M) Evening (E)	2001	2000	1999	1998	1997
Daily Paid Circulation						
Abilene (TX) Reporter-News	M	35	36	38	40	40
Albuquerque (NM) Tribune (2)	E	17	19	21	23	25
Anderson (SC) Independent-Mail	M	39	39	40	40	41
Birmingham (AL) Post-Herald (2)	E	12	15	18	21	26
Boulder (CO) Daily Camera	M	34	34	33	34	34
Bremerton (WA) Sun	M	33	34	35	37	38
Cincinnati (OH) Post (2)	E	53	60	65	71	77
Corpus Christi (TX) Caller-Times	M	63	63	65	66	68
Denver (CO) Rocky Mountain News (2)	M	323	427	396	332	303
Evansville (IN) Courier & Press	M	70	71	72	61	62
Ft. Pierce (FL) Tribune	M	27	27	27	27	27
Henderson (KY) Gleaner	M	10	11	11	11	11
Knoxville (TN) News-Sentinel	M	121	123	122	122	122
Memphis (TN) Commercial Appeal	M	170	175	173	174	186
Naples (FL) Daily News	M	55	53	52	50	49
Redding (CA) Record-Searchlight	M	34	34	34	35	36
San Angelo (TX) Standard-Times	M	28	29	30	31	32
Stuart (FL) News	M	38	37	37	36	35
Ventura County (CA) Star	M	92	97	93	92	96
Vero Beach (FL) Press Journal	M	33	33	32	32	32
Wichita Falls (TX) Times Record News	M	34	36	37	37	38
Total Daily Circulation		1,320	1,451	1,431	1,373	1,379
Sunday Paid Circulation						
Abilene (TX) Reporter-News		44	45	47	50	50
Anderson (SC) Independent-Mail		45	45	45	46	48
Boulder (CO) Daily Camera		41	41	40	42	41
Bremerton (WA) Sun		37	37	39	40	42
Corpus Christi (TX) Caller-Times		81	81	85	87	89
Denver (CO) Rocky Mountain News (2)		801	530	505	433	416
Evansville (IN) Courier & Press		98	101	105	106	109
Ft. Pierce (FL) Tribune		28	29	29	30	30
Henderson (KY) Gleaner		12	13	13	13	14
Knoxville (TN) News-Sentinel		156	158	159	163	166
Memphis (TN) Commercial Appeal		232	237	238	243	257
Naples (FL) Daily News		67	66	65	64	63
Redding (CA) Record-Searchlight		39	39	38	38	38
San Angelo (TX) Standard-Times		34	35	36	37	38
Stuart (FL) News		45	45	45	46	45
Ventura County (CA) Star		105	110	108	105	103
Vero Beach (FL) Press Journal		37	36	36	36	36
Wichita Falls (TX) Times Record News		39	41	42	43	44
Total Sunday Circulation		1,943	1,687	1,675	1,619	1,629

(1) Based on Audit Bureau of Circulation Publisher's Statements ("Statements") for the six-month periods ended September 30, except figures for the Ft. Pierce Tribune, the Naples Daily News, the Stuart News and the Vero Beach Press Journal which are from the Statements for the twelve-month periods ended September 30.

(2) This newspaper is a party to a JOA. The JOA between the Denver Rocky Mountain News and MediaNews Group Inc.'s Denver Post began operations on January 22, 2001. The Denver Newspaper Agency publishes the Rocky Mountain News and the Post Monday through Friday, and a joint newspaper on Saturday and Sunday. Reported daily circulation in 2001 represents the Monday through Friday circulation of the Rocky Mountain News and Sunday circulation represents the Sunday circulation of the joint newspaper. Reported circulation prior to 2001 represents the daily and Sunday circulation of the Rocky Mountain News. See "Joint Operating Agencies."

Joint Operating Agencies - A JOA combines all but the editorial operations of two competing newspapers in a market in order to reduce aggregate expenses and take advantage of economies of scale, thereby allowing the continuing operation of both newspapers in that market. The Newspaper Preservation Act of 1970 ("NPA") provides a limited exemption from anti-trust laws, generally permitting the continuance of JOAs in existence prior to the enactment of the NPA and the formation, under certain circumstances, of new JOAs between newspapers.

The Company is a partner in JOAs in four markets. The JOA between the Company's Denver Rocky Mountain News and MediaNews Group Inc.'s Denver Post ("MediaNews") was approved by the U.S. Attorney General in January 2001. The JOA commenced operations on January 22, 2001, and is jointly managed by the Company and MediaNews. The other partner manages each of the Company's other JOAs.

JOA revenues less JOA expenses, as defined in each JOA, equals JOA profits, which are split between the partners. In each case JOA expenses exclude editorial expenses. The Denver Publishing Company, a wholly-owned subsidiary of the Company, received a 50% interest in the JOA in exchange for the contribution of most of its assets to the JOA and the payment of $60 million to MediaNews. The Company receives between 20% and 40% of the operating profits in the other three markets.

The table below provides certain information about the Company's JOAs.

Newspaper	Publisher of Other Newspaper	Year JOA Entered Into	Year of JOA Expiration
The Albuquerque Tribune	Journal Publishing Company	1933	2022
Birmingham Post-Herald	Newhouse Newspapers	1950	2015
The Cincinnati Post	Gannett Newspapers	1977	2007
Denver Rocky Mountain News	MediaNews Group, Inc.	2001	2051

A JOA in Evansville, Indiana, which was managed by the Company, expired in 1998 and was not renewed. The Company had received approximately 80% of JOA profits. The Company continues to operate its Evansville newspaper.

Newspaper Production - The Company's daily newspapers are printed using offset presses and use computer systems for writing, editing and composing and producing the advertising and news material printed in each edition. The Company is constructing a new production facility for its Knoxville, Tennessee, daily newspaper.

Raw Materials and Labor Costs - The Company consumed approximately 231,000 metric tons of newsprint in 2001, including 50% of the newsprint consumed by the Denver JOA. The Company consumed 281,000 metric tons in 2000 and 270,000 metric tons in 1999. Substantially all of the Company's newspapers have converted to a 50-inch web format, and the Knoxville newspaper will convert to the 50-inch format upon construction of the new production facility. Conversion to the 50-inch format has reduced newsprint consumption by approximately 5%.

The Company purchases newsprint from various suppliers, many of which are Canadian. Management believes that the Company's sources of supply of newsprint are adequate for its anticipated needs. Newsprint is a basic commodity and its price is sensitive to the worldwide balance of supply and demand. Because of the capital commitment to construct and operate a newsprint mill, the supply of newsprint is relatively stable except for temporary disruptions caused by labor stoppages. However, the demand for newsprint can change quickly, resulting in wide swings in the price of newsprint. Newsprint prices fluctuated between $450 and $590 from 1998 through 2001. The average newsprint price was approximately $514 per metric ton in the fourth quarter of 2001.

Labor costs accounted for approximately 47% of the Company's newspaper operating expenses in 2001, 45% in 2000 and 43% in 1999. A substantial number of the Company's newspaper employees are represented by labor unions. See "Employees."

Competition - The Company's newspapers compete for advertising revenues primarily with other local media, including other local newspapers, television and radio stations, cable television, telephone directories, other Internet sites and direct mail. The rate of development of opportunities in, and competition from, electronic communications services, including the Internet, is increasing. Competition for advertising revenues is based upon audience size and demographics, price and effectiveness.

The Company's newspapers and Internet sites compete with all other information and entertainment media for consumers' discretionary time.

Scripps Networks

Operations - Programming is telecast on cable and satellite television systems under long-term network distribution contracts.

HGTV features programming focusing on home repair and remodeling, gardening, decorating and other activities associated with the home. Food Network features programming focusing on food and entertaining. DIY features step-by-step instructions, in-depth demonstrations and tips on various topics associated with home improvement, gardening and crafts. Fine Living, which began telecasting in March 2002, targets an upper demographic audience and advertisers in the luxury consumer goods and services markets.

The Company acquired the following operations in the five years ended December 31, 2001:

2001 - Acquired an additional 4% interest in Food Network.
1999 - Acquired an additional 7% interest in Food Network.
1998 - Acquired an additional 1% interest in Food Network.
1997 - Acquired a 56% interest in Food Network.

The Company owned 68% of Food Network at December 31, 2001. Food Network began telecasting in December 1993 and HGTV in December 1994. DIY began telecasting in the fourth quarter of 1999.

According to the Nielsen Homevideo Index ("Nielsen"), HGTV was telecast to 76.4 million homes in December 2001, 67.1 million homes in December 2000 and 59.0 million homes in December 1999. Food Network was telecast to 71.5 million homes in December 2001, 54.4 million homes in December 2000 and 44.2 million homes in December 1999. DIY is not yet rated by Nielsen, however based upon Company records DIY was telecast to approximately 9.5 million homes in December 2001.

Each of the Company's networks operates an Internet site featuring content from its programs and additional information and products of interest to the network's viewers. The Internet sites also permit users to post comments in response to programs and features, and provide applications to enable users to communicate with each other and receive updates in subject areas of their choosing.

Revenues - Operating revenues for the five years ended December 31, 2001, were as follows:

(in thousands)	2001	2000	1999	1998	1997
Advertising	$ 272,299	$ 249,619	$ 169,959	$ 96,271	$ 37,473
Affiliate fees	59,175	40,312	34,149	22,366	10,274
Other	5,721	5,750	8,814	14,307	9,617
Total operating revenues	$ 337,195	$ 295,681	$ 212,922	$ 132,944	$ 57,364

Advertising on Scripps Networks is primarily from nationally recognized consumer products and brands. Advertising time on the networks is sold in both the up-front and scatter markets. Advertising contracts generally have terms of one year or less. The ability to sell time for commercial announcements and the rates received are dependent primarily on the size and demographics of the audience, as well as overall demand for advertising time.

On-line advertising primarily includes banner ads and other advertisements. Advertising opportunities on the Internet sites range from simple static banners that appear at the top and bottom of a Web page to more complex advertisements that use animation and allow users to interact with the advertisements. The Internet sites also provide advertisers with sponsorship opportunities, promotions, direct response campaigns and links to commercial sites. The networks generally receive fees for these links and advertisements. On-line advertising revenues were $3,900,000 in 2001, $5,100,000 in 2000, $3,400,000 in 1999 and $700,000 in 1998.

Affiliate fees represent monthly payments received from cable and satellite television systems pursuant to the terms of the network distribution contracts. Affiliate fees are reported net of amortization of incentive payments (referred to as "launch incentives") that are given to cable and satellite television systems in exchange for long-term distribution contracts. Such contracts may provide for an initial period wherein affiliate fees are waived (referred to as a "free period"). In markets where the Company has broadcast television stations, distribution of the networks may be obtained in exchange for granting cable or satellite television systems the right to carry the local television stations' signals.

In 2001 the Company renewed and extended its distribution contracts with AT&T and AOL Time Warner. The contracts expanded distribution of the networks and provided for distribution of DIY and Fine Living to an additional five million homes. In addition, the contracts provide for the payment of affiliate fees to Food Network beginning in 2004. Food Network's distribution contracts generally provided the network to cable television systems without charge through 2003.

Popularity of the programming with subscribers is a primary factor in obtaining and retaining distribution by cable and satellite television systems. While no assurance can be given regarding renewal of the Company's distribution contracts, the Company has successfully renewed expiring distribution agreements for HGTV and Food Network.

Programming - The cost of programming is a significant portion of cable television network operating expenses. The Company both produces and purchases programming for Scripps Networks. The Company has continually improved the quality and variety of programming and expanded the hours of original programming presented on its networks. The expense recognized for purchased and produced programs for the networks totaled $92,000,000 in 2001, $72,000,000 in 2000, $46,000,000 in 1999 and $31,000,000 in 1998. The Company owns substantially all of the programming presented on its networks.

Competition - In addition to competing with other networks for distribution on cable and satellite television systems, Scripps Networks competes for advertising revenues with other local and national media, including other cable television networks, television stations, radio stations, newspapers, Internet sites and direct mail. Competition for advertising revenues is based upon audience size and demographics, price and effectiveness. Scripps Networks compete for consumers' discretionary time with all other information and entertainment media.

Broadcast Television

Operations - The Company acquired television station KMCI in Lawrence, Kansas, in 2000. The Company had operated the station under a Local Marketing Agreement ("LMA") since 1996. Revenues from KMCI were included in the Company's results of operations while the station was operated under the LMA.

Broadcast television includes nine network-affiliated television stations. The stations rely on local sales operations for local advertising and national advertising agencies for obtaining national advertising.

Revenues - Operating revenues for the five years ended December 31, 2001, were as follows:

(in thousands)	2001	2000	1999	1998	1997
Local advertising	$ 162,761	$ 173,878	$ 171,353	$ 166,115	$ 171,211
National advertising	96,866	119,428	120,638	125,432	139,322
Political advertising	2,400	34,762	2,478	20,084	2,106
Network compensation	9,279	9,951	13,121	16,040	15,601
Other	6,295	5,106	4,772	3,043	2,976
Total operating revenues	$ 277,601	$ 343,125	$ 312,362	$ 330,714	$ 331,216

Revenues are derived primarily from the sale of time to businesses for commercial messages that appear during entertainment and news programming. Local and national advertising refer to time purchased by local, regional and national businesses; political refers to time purchased by campaigns for elective office and campaigns for political issues. Automobile advertising accounts for approximately one-fourth of the Company's local and national advertising revenues.

Advertising rates are dependent primarily on the size and demographics of the audience as well as overall demand for advertising time.

The first and third quarters of each year generally have lower advertising revenues than the second and fourth quarters. The magnitude of political advertising in even-numbered years, when congressional and presidential elections occur, makes it difficult to achieve year-over-year increases in operating results in odd-numbered years.

Information concerning the Company's stations and the markets in which they operate is as follows:

Station and Market	Network Affiliation/ DTV Channel	Affiliation Expires in/ DTV Service Commenced	FCC License Expires in	Rank of Mkt (1)	Stations in Mkt (3)	2001	2000	1999	1998	1997
WXYZ-TV, Detroit, Ch. 7	ABC	2004	2005	10	8					
Digital Service Status	41	1998								
Average Audience Share (2)						15	15	16	17	18
Station Rank in Market (4)						1	2	1	2	2
WFTS-TV, Tampa, Ch. 28	ABC	2005	2005	14	12					
Digital Service Status	29	1999								
Average Audience Share (2)						7	8	8	9	9
Station Rank in Market (4)						4	4	4	4	4
WEWS-TV, Cleveland, Ch. 5	ABC	2004	2005	17	12					
Digital Service Status	15	1999								
Average Audience Share (2)						13	14	14	14	17
Station Rank in Market (4)						1	1	1	1	2
KNXV-TV, Phoenix, Ch. 15	ABC	2005	2006	16	11					
Digital Service Status	56	2000								
Average Audience Share (2)						6	7	9	9	10
Station Rank in Market (4)						5	5	6	5	4
WMAR-TV, Baltimore, Ch. 2	ABC	2005	2004	24	6					
Digital Service Status	52	1999								
Average Audience Share (2)						7	8	9	10	11
Station Rank in Market (4)						3	3	3	3	3
KSHB-TV, Kansas City, Ch. 41	NBC	2009	2006	31	8					
Digital Service Status	42	(6)								
Average Audience Share (2)						7	8	7	7	10
Station Rank in Market (4)						4	4	4	4	4
KMCI-TV, Lawrence, Ch. 38	Ind.		2006	31	8					
Digital Service Status	36	(6)								
Average Audience Share (2)						2	1	2	2	2
Station Rank in Market (4)						7	8	8	8	8
WCPO-TV, Cincinnati, Ch. 9	ABC (5)	2006	2005	32	6					
Digital Service Status	10	1998								
Average Audience Share (2)						12	14	14	15	17
Station Rank in Market (4)						2	2	2	2	1
WPTV-TV, W. Palm Beach, Ch. 5	NBC	2009	2005	40	9					
Digital Service Status	55	(6)								
Average Audience Share (2)						16	15	15	16	19
Station Rank in Market (4)						1	1	1	1	1
KJRH-TV, Tulsa, Ch. 2	NBC	2009	2006	59	10					
Digital Service Status	56	(6)								
Average Audience Share (2)						11	11	12	12	14
Station Rank in Market (4)						3	3	3	3	3

All market and audience data is based on the November A.C. Nielsen Company survey.

(1) Rank of Market represents the relative size of the television market in the United States.

(2) Represents the number of television households tuned to a specific station from 6 a.m. to 2 a.m. each day, as a percentage of total viewing households in Area of Dominant Influence.

(3) Stations in Market does not include public broadcasting stations, satellite stations, or translators which rebroadcast signals from distant stations.

(4) Station Rank in Market is based on Average Audience Share as described in (2).

(5) Prior to June 1996, WCPO was a CBS affiliate.

(6) Barring technical difficulties, stations are expected to commence DTV service by May 2, 2002. Due to new tower construction requirements, the Company expects to seek and receive an extension for KSHB-TV, KMCI-TV and WPTV-TV.

Network Affiliation and Programming - Nine of the Company's ten television stations are affiliated with national television networks. The networks offer a variety of programs to affiliated stations, which have the right of first refusal before such programming may be offered to other television stations in the same market. Networks sell most of the advertising within the programs and compensate affiliated stations for carrying network programming.

In 2001 the Company renegotiated and extended its affiliation agreements with NBC, which were originally scheduled to expire in 2004. Under the new agreements, which extend though 2009, network compensation will be substantially reduced. Network compensation revenue at the Company's three NBC affiliates is expected to be approximately $300,000 in 2002. These stations recognized network compensation revenue totaling $1,400,000 in 2001 and $2,400,000 in 2000. The Company's six ABC network affiliation agreements expire from 2004 through 2006.

In addition to network programs, the Company's television stations broadcast locally produced programs, syndicated programs, sports events, movies, public service programs and "niche" programs focusing on topics of interest in the stations' local markets. The costs of locally produced and syndicated programming are a significant portion of broadcast television operating expenses. The price of syndicated programming is based primarily upon demand for the programming from other television stations within the market.

News is the focus of the Company's locally produced programming. Advertising during local news programs on the Company's stations account for approximately 30% of revenues.

Competition - The Company's television stations compete for advertising revenues primarily with other local media, including other television stations, radio stations, cable television networks, newspapers, other Internet sites and direct mail. Competition for advertising revenue is based upon audience size and demographics, price and effectiveness. Television stations compete for consumers' discretionary time with all other information and entertainment media.

The Company's television stations have experienced declines in their average audience share in recent years due to the creation of new networks and increased audience share of alternative service providers such as traditional cable, "wireless" cable and direct broadcast satellite television. Continuing technological advances will improve the capability of alternative service providers to offer video services in competition with terrestrial broadcasting. The degree of competition from such service providers is expected to increase. The Company intends to undertake upgrades in its services, including development of digital television broadcasting, to maintain its competitive posture as well as to comply with government requirements. Technological advances in interactive media services will further increase these competitive pressures.

The Company's stations have emphasized locally produced news and entertainment programming in recent years to distinguish the stations from the competition and to control programming costs.

Federal Regulation of Broadcasting - Television broadcasting is subject to the jurisdiction of the Federal Communications Commission ("FCC") pursuant to the Communications Act of 1934, as amended ("Communications Act"). The Communications Act prohibits the operation of television broadcasting stations except in accordance with a license issued by the FCC and empowers the FCC to revoke, modify and renew broadcasting licenses, approve the transfer of control of any corporation holding such licenses, determine the location of stations, regulate the equipment used by stations and adopt and enforce necessary regulations. The FCC also adopts and enforces regulations concerning station programming, including children's and political programming.

The Telecommunications Act of 1996 (the "1996 Act") significantly relaxed the regulatory environment applicable to broadcasters. Under the 1996 Act, television broadcast licenses may be granted for a term of eight years, rather than five, and they remain renewable upon request. While there can be no assurance regarding the renewal of the Company's television broadcast licenses, the Company has never had a license revoked, has never been denied a renewal and all previous renewals have been for the maximum term.

FCC regulations govern the multiple ownership of television stations and other media. Under the multiple ownership rule, a license for a television station will generally not be granted or renewed if the grant of the license would result in (i) the applicant owning more than one, or in some markets under certain conditions, two television stations in the same market, or (ii) the grant of the license would result in the applicant's owning, operating, controlling, or having an interest in television stations whose total national audience reach exceeds 35% of all television households. The FCC rules also generally prohibit "cross-ownership" of a television station and daily newspaper or cable television system in the same service area. The Company's television station and daily newspaper in Cincinnati were owned by the Company at the time the cross-ownership rules were enacted and enjoy "grandfathered" status. These properties would become subject to the cross-ownership rules upon their sale. The 1996 Act directed the FCC to periodically review all its ownership rules, and a review of the newspaper/broadcast television cross-ownership is now underway. Also, the D.C. Circuit Court of Appeals has recently directed the FCC to repeal its restriction on a cable television system owning a television station in the same market and has directed the FCC to reconsider its decision not to rescind the limit on television station owners' national audience reach.

The FCC has adopted a series of orders to implement a transition from the current analog system of broadcast television to a digital transmission system. It has granted each television station a second channel on which to begin offering digital service and it currently plans for the transition to be completed by 2006, at which time each station should have returned one of its two channels. The FCC can extend this deadline, and most observers expect that the deadline will be extended.

A substantial number of technical, regulatory and market-related issues remain unresolved regarding digital television, including the timing of the transition, programming and other rules the FCC may adopt, the willingness of cable systems to carry the broadcasters' digital offerings and the level of consumer demand for the new service. The Company cannot predict the effect of these uncertainties on the Company's offering of digital service or the Company's business.

Under the Cable Television Consumer Protection and Competition Act of 1992 ("1992 Act"), each television broadcast station gained "must-carry" rights on any cable system defined as "local" with respect to that station. Stations may waive their must-carry rights and instead negotiate retransmission consent agreements with local cable companies. The Company's stations have generally elected to negotiate retransmission consent agreements with cable companies. While the FCC has recently announced that a station's primary video transmission will enjoy must-carry rights after the transition to digital broadcasting, the FCC has so far declined to require carriage of a digital signal in addition to the station's analog signal.

Licensing and Other Media

Operations - Licensing and other media aggregates the Company's operating segments that are too small to warrant separate reporting, including syndication and licensing of news features and comics, and the divested television program production and independent telephone directories.

The Company acquired or divested the following operations in the five years ended December 31, 2001:

2000 - Divested independent telephone directories in Memphis, Tennessee; Kansas City, Missouri; North Palm Beach, Florida; and New Orleans, Louisiana.
1998 - Acquired the independent telephone directories. Divested Scripps Howard Productions, the Company's television program production operation based in Los Angeles.

Revenues - Operating revenues for the five years ended December 31, 2001, were as follows:

(in thousands)	2001	2000	1999	1998	1997
Licensing	$ 65,877	$ 68,549	$ 63,755	$ 62,260	$ 56,813
Newspaper feature distribution	21,517	23,590	23,382	22,650	20,920
Other	1,391	4,756	5,433	3,913	2,430
Total licensing and other media revenues	88,785	96,895	92,570	88,823	80,163
Divested other media		9,614	19,236	7,379	12,763
Total operating revenues	$ 88,785	$ 106,509	$ 111,806	$ 96,202	$ 92,926

The Company, under the trade name United Media, is a leading distributor of news columns, comics and other features for the newspaper industry. Included among these features is "Peanuts," one of the most successful strips in the history of comic art.

United Media owns and licenses worldwide copyrights relating to "Peanuts," "Dilbert" and other character properties for use on numerous products, including plush toys, greeting cards and apparel, for promotional purposes and for exhibit on television and other media. Charles Schulz, the creator of "Peanuts," died in February 2000. The Company continues syndication of previously published "Peanuts" strips, and retains the rights to license the characters. "Peanuts" provides approximately 85% of the Company's licensing revenues. Approximately 60% of licensing revenues are earned in international markets, with the Japanese market providing approximately two-thirds of international revenue.

Merchandise, literary and exhibition licensing revenues are generally a negotiated percentage of the licensee's sales. The Company generally negotiates a fixed fee for the use of its copyrighted characters for promotional and advertising purposes. The Company generally pays a percentage of gross syndication and licensing royalties to the creators of these properties.

Competition - The Company's newspaper feature distribution operations compete for a limited amount of newspaper space with other distributors of news columns, comics and other features. Competition is primarily based on price and popularity of the features. Popularity of licensed characters is a primary factor in obtaining and renewing merchandise and promotional licenses.

Venture Capital and Other Investments

Through its Scripps Ventures Funds and other entities the Company invests in businesses focusing on new media technology. The Company recognized gains (losses), net of fund management expenses, totaling $5,100,000 in 2001, ($24,800,000) in 2000, $500,000 in 1999 and ($2,700,000) in 1997. Included in 2001 net investment results are net gains of $36,900,000 related to the Company's investment in AOL Time Warner.

See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Market Risk" and Note 7 to the Consolidated Financial Statements.

Employees

As of December 31, 2001, the Company had approximately 7,400 full-time employees, of whom approximately 5,000 were with newspapers, 800 with Scripps Networks, 1,300 with broadcast television and 100 with licensing and other media. Various labor unions represent approximately 1,100 employees, primarily in newspapers. The present operations of the Company have not experienced any work stoppages since 1985. The Company considers its relationship with employees to be generally satisfactory.

ITEM 2. PROPERTIES

Newspapers require business and editorial offices and printing plants.

Scripps Networks requires offices and studios and other real and personal property to produce programs and to transmit the network programming via satellite. Scripps Networks operates from a production facility in Knoxville and leased facilities in New York.

Broadcast Television requires offices and studios and other real property for towers upon which broadcasting transmitters and antenna equipment are located.

The Company owns substantially all of the properties used by its operations. Management believes the Company's facilities are generally well maintained and are sufficient to serve its present needs.

ITEM 3. LEGAL PROCEEDINGS

The Company is involved in litigation arising in the ordinary course of business, such as defamation actions and various governmental and administrative proceedings primarily relating to renewal of broadcast licenses, none of which is expected to result in material loss.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted to a vote of security holders during the fourth quarter of 2001.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

The Company's Class A Common shares are traded on the New York Stock Exchange ("NYSE") under the symbol "SSP." There are approximately 11,500 owners of the Company's Class A Common shares, based on security position listings, and 18 owners of the Company's Common Voting shares (which do not have a public market). The Company has declared cash dividends in every year since its incorporation in 1922. Future dividends are, however, subject to the Company's earnings, financial condition and capital requirements.

The range of market prices of the Company's Class A Common shares, which represents the high and low sales prices for each full quarterly period, and quarterly cash dividends are as follows:

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total
2001					
Market price of common stock:					
High	$66.600	$69.000	$71.700	$68.050	
Low	54.700	56.400	56.100	58.000	
Cash dividends per share of common stock	$ .15	$ .15	$ .15	$ .15	$ .60
2000					
Market price of common stock:					
High	$49.500	$51.625	$54.188	$63.250	
Low	42.375	43.625	47.438	50.750	
Cash dividends per share of common stock	$ .14	$ .14	$ .14	$ .14	$ .56

ITEM 6. SELECTED FINANCIAL DATA

The Selected Financial Data required by this item is filed as part of this Form 10-K. See Index to Consolidated Financial Statement Information at page F-1 of this Form 10-K.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management's Discussion and Analysis of Financial Condition and Results of Operations required by this item is filed as part of this Form 10-K. See Index to Consolidated Financial Statement Information at page F-1 of this Form 10-K.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The Financial Statements and Supplementary Data required by this item is filed as part of this Form 10-K. See Index to Consolidated Financial Statement Information at page F-1 of this Form 10-K.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

Executive Officers

Executive officers serve at the pleasure of the Board of Directors. Certain information about such officers appears in the table below.

Name	Age	Position
Kenneth W. Lowe	51	President, Chief Executive Officer and Director (since 2000); Chairman and Chief Executive Officer, Scripps Networks (1993 to 2000)
Richard A. Boehne	45	Executive Vice President (since 1999); Vice President/Communications and Investor Relations (1995 to 1999)
Daniel J. Castellini	62	Senior Vice President and Chief Financial Officer (since 1986)
Frank Gardner	59	Senior Vice President (since 2000); Senior Vice President/Television (1993 to 2000)
Alan M. Horton	58	Senior Vice President/Newspapers (since 1994)
John F. Lansing	44	Vice President/Television (since July 2001); Vice President/Station Operations (1999 to 2001); General Manager, Television Station WEWS (1997 to 1999)
B. Jeff Craig	43	Vice President and Chief Technology Officer (since February 2001); Senior Vice President, Interactive Technology and New Media Development, Discovery Communications, Inc. (1998 to 2000); Managing Partner and founder, AAJ Interactive Technologies (1997 to 1998); Vice President, System Design and Engineering, TELE-TV (1995 to 1997)
Gregory L. Ebel	46	Vice President/Human Resources (since 1994)
M. Denise Kuprionis	45	Vice President, Corporate Secretary and Director of Legal Affairs (since 1987)
J. Robert Routt	47	Vice President and Controller (since 1985)
Timothy E. Stautberg	39	Vice President/Investor Relations and Communications (since 1999); General Manager, Redding Record Searchlight (1997 to 1999); Assistant to the Publisher, Denver Rocky Mountain News (1992 to 1997)
Stephen W. Sullivan	55	Vice President/Newspaper Operations (since 2000); Vice President/Newspapers (1997 to 2000); President, Harte-Hanks Newspapers and Senior Vice President, Harte-Hanks Communications (1991 to 1997)
E. John Wolfzorn	56	Treasurer (since 1979)

Directors

The information required by Item 10 of Form 10-K relating to directors of the Company is incorporated by reference to the material captioned "Election of Directors" in the Company's definitive proxy statement for the Annual Meeting of Shareholders ("Proxy Statement"). The Proxy Statement will be filed with the Securities and Exchange Commission on or before April 28, 2002.

ITEM 11. EXECUTIVE COMPENSATION

The information required by Item 11 of Form 10-K is incorporated by reference to the material captioned "Executive Compensation" in the Proxy Statement.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The information required by Item 12 of Form 10-K is incorporated by reference to the material captioned "Security Ownership of Certain Beneficial Owners and Management" in the Proxy Statement.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The information required by Item 13 of Form 10-K is incorporated by reference to the material captioned "Certain Transactions" in the Proxy Statement.

PART IV

ITEM 14. EXHIBITS, FINANCIAL STATEMENT SCHEDULES AND REPORTS ON FORM 8-K

Financial Statements and Supplemental Schedules

(a) The consolidated financial statements of the Company are filed as part of this Form 10-K. See Index to Consolidated Financial Statement Information at page F-1.

The report of Deloitte & Touche LLP, Independent Auditors, dated January 23, 2002, is filed as part of this Form 10-K. See Index to Consolidated Financial Statement Information at page F-1.

(b) The consolidated supplemental schedules of the Company are filed as part of this Form 10-K. See Index to Consolidated Financial Statement Schedules at page S-1.

Exhibits

The information required by this item appears at page E-1 of this Form 10-K.

Reports on Form 8-K

No Current Reports on Form 8-K were filed in the fourth quarter of 2001.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities and Exchange Act of 1934 the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on March 28, 2002.

THE E. W. SCRIPPS COMPANY

By /s/ Kenneth W. Lowe
Kenneth W. Lowe
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant in the capacities indicated, on March 28, 2002.

Signature	Title
/s/ Kenneth W. Lowe Kenneth W. Lowe	President and Chief Executive Officer (Principal Executive Officer)
/s/ Daniel J. Castellini Daniel J. Castellini	Senior Vice President and Chief Financial Officer
/s/ William R. Burleigh William R. Burleigh	Chairman of the Board of Directors
/s/ Charles E. Scripps Charles E. Scripps	Chairman of the Executive Committee of the Board of Directors
/s/ Paul K. Scripps Paul K. Scripps	Director
/s/ Edward Scripps, Jr. Edward Scripps, Jr.	Director
/s/ John H. Burlingame John H. Burlingame	Director
/s/ Daniel J. Meyer Daniel J. Meyer	Director
/s/ Nicholas B. Paumgarten Nicholas B. Paumgarten	Director
/s/ Ronald W. Tysoe Ronald W. Tysoe	Director
/s/ Julie A. Wrigley Julie A. Wrigley	Director
/s/ Nackey E. Scagliotti Nackey E. Scagliotti	Director

THE E. W. SCRIPPS COMPANY

INDEX TO CONSOLIDATED FINANCIAL STATEMENT INFORMATION

ELEVEN-YEAR FINANCIAL HIGHLIGHTS

(in millions, except per share data)

	2001 (1)	2000 (1)	1999 (1)	1998 (1)	1997 (1)	1996 (1)	1995 (1)	1994 (1)	1993 (1)	1992 (1)	1991 (1)
Summary of Operations											
Operating Revenues:											
Other newspapers	$ 720	$ 735	$ 705	$ 671	$ 530	$ 454	$ 426	$ 402	$ 369	$ 353	$ 339
Denver Rocky Mountain News (10)	19	221	210	200	197	183	184	170	154	146	140
Newspapers	739	956	914	872	727	637	610	572	523	499	479
Scripps Networks	337	296	213	133	57	30	19	5			
Broadcast television	278	343	312	331	331	323	295	288	255	247	216
Licensing and other media	89	97	93	89	80	75	68	68	85	87	92
Total	1,443	1,692	1,532	1,424	1,196	1,065	992	933	863	833	787
Divested operating units (2)		10	23	25	46	65	49	43	93	195	298
Unusual items (3)	(6)										
Total operating revenues	$1,437	$1,702	$1,555	$1,449	$1,242	$1,130	$1,041	$976	$956	$1,028	$1,085
Operating Income (Loss):											
Other newspapers	$ 202	$ 230	$ 231	$ 204	$ 171	$ 133	$ 126	$ 118	$ 93	$ 96	$ 81
Denver Rocky Mountain News (10)	(16)	(24)	(16)	(8)	2	(4)	(2)	(2)	(20)	(12)	(15)
Newspapers	186	206	215	196	173	129	124	116	73	84	66
Scripps Networks	59	54	22	(7)	(14)	(17)	(19)	(9)	(1)		
Broadcast television	51	100	68	93	104	100	87	95	69	62	50
Licensing and other media	14	15	11	11	10	9	7	5	5	8	10
Corporate	(20)	(21)	(19)	(17)	(17)	(18)	(17)	(15)	(14)	(15)	(13)
Total	291	355	297	276	256	203	182	192	132	139	113
Divested operating units (2)					(3)	3	2	1	10	22	36
Unusual items (3)	(16)	(10)	(2)			(4)		(8)	(1)	(33)	
Total operating income	274	345	295	276	252	202	185	185	142	128	149
Interest expense	(39)	(52)	(45)	(47)	(19)	(10)	(11)	(16)	(26)	(34)	(38)
Gains (losses) on divested operations (1)		6			48				92	78	
Gain on sale of Garfield copyrights (4)								32			
Investment results, net of expenses (5)	5	(25)	1		(3)	37					
Other unusual credits (charges) (6)						(15)		(17)	3	(4)	
Miscellaneous, net	1	1	4		3	2	2	(1)	(2)	(4)	
Income taxes (7)	(100)	(108)	(104)	(93)	(118)	(84)	(76)	(81)	(86)	(65)	(48)
Minority interests	(4)	(4)	(4)	(5)	(5)	(3)	(3)	(8)	(16)	(9)	(7)
Income from continuing operations	$ 138	$ 163	$ 146	$ 131	$ 158	$ 127	$ 96	$ 93	$ 105	$ 91	$ 55
Per Share Data											
Income from continuing operations	$1.73	$ 2.06	$ 1.85	$ 1.62	$ 1.94	$ 1.58	$1.19	$1.22	$1.40	$1.22	$.74
Adjusted income from continuing operations (excluding unusual items and net gains)	1.80	2.20	1.86	1.62	1.64	1.38	1.19	1.26	.72	.80	.74
Cash dividends	.60	.56	.56	.54	.52	.52	.50	.44	.44	.40	.40
Market value of proceeds from Cable Transaction (8)						19.83					
Market Value of Common Shares at December 31											
Per share	$65.59	$62.88	$44.81	$49.75	$48.44	$35.00	$39.38	$30.25	$27.50	$24.75	$24.13
Total	5,194	4,951	3,502	3,908	3,906	2,827	3,153	2,415	2,056	1,847	1,798
EBITDA (excluding divested operating units and unusual items):											
Other newspapers	$ 251	$ 279	$ 279	$ 254	$ 201	$ 156	$ 147	$ 139	$ 116	$ 117	$ 101
Denver Rocky Mountain News (10)	(13)	(10)	(3)	6	16	10	11	11	(7)	1	(6)
Newspapers	238	269	276	260	217	166	158	150	109	118	95
Scripps Networks	76	69	34	6	(9)	(14)	(17)	(8)	(1)		
Broadcast television	80	129	96	118	128	126	113	116	89	82	66
Licensing and other media	15	16	13	12	10	10	8	6	6	9	11
Corporate	(19)	(20)	(18)	(16)	(16)	(17)	(16)	(15)	(13)	(13)	(12)
Total	$ 389	$ 464	$ 400	$ 379	$ 331	$ 269	$ 247	$ 249	$ 190	$ 196	$ 161
Scripps Cable Financial Data (8)											
Operating revenues						$ 270	$ 280	$ 255	$ 252	$ 238	$ 218
Operating income excluding unusual items						61	65	43	46	44	36
Net income						40	40	30	24	15	11
Net income per share of common stock						.49	.50	.39	.32	.20	.14
EBITDA - excluding unusual items						109	119	101	106	102	92
Capital expenditures						(58)	(48)	(42)	(67)	(58)	(37)

Note: Certain amounts may not foot as each is rounded independently.

ELEVEN-YEAR FINANCIAL HIGHLIGHTS

(in millions, except per share data)

	2001 (1)	2000 (1)	1999 (1)	1998 (1)	1997 (1)	1996 (1)	1995 (1)	1994 (1)	1993 (1)	1992 (1)	1991 (1)
Cash Flow Statement Data											
Net cash provided by continuing operations	$ 206	$ 256	$ 194	$ 239	$ 193	$ 176	$ 114	$ 170	$ 142	$ 127	$ 136
Depreciation and amortization of intangible assets	99	109	104	104	78	69	67	59	61	64	56
Investing activity:											
Capital expenditures	(68)	(75)	(80)	(67)	(57)	(53)	(57)	(54)	(37)	(87)	(114)
Business acquisitions and investments	(102)	(139)	(70)	(29)	(745)	(128)	(12)	(32)	(42)	(17)	(131)
Other (investing)/divesting activity, net	16	62	33	10	31	35	(19)	51	147	38	3
Financing activity:											
Increase (decrease) in long-term debt	9	(54)	(1)	(4)	651	41	(30)	(138)	(194)	(50)	124
Dividends paid	(51)	(47)	(47)	(47)	(46)	(45)	(43)	(37)	(37)	(34)	(35)
Common stock issued (retired)	(22)	(5)	(35)	(108)	(26)						
Other financing activity	16	6	1	6	4	9	6	1	2	(1)	
Balance Sheet Data											
Total assets	2,644	2,590	2,538	2,378	2,307	1,479	1,362	1,302	1,260	1,291	1,301
Long-term debt (including current portion) (9)	724	715	769	771	773	122	81	110	248	442	492
Stockholders' equity (9)	1,352	1,278	1,164	1,070	1,050	945	1,194	1,084	860	733	677

Note: Certain amounts may not foot as each is rounded independently.

Notes to Selected Financial Data

The income statement and cash flow data for the eleven years ended December 31, 2001, and the balance sheet data as of the same dates have been derived from the audited consolidated financial statements of the Company. The data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and notes thereto included elsewhere herein. All per share amounts are presented on a diluted basis. EBITDA is defined as earnings before interest, income taxes, depreciation and amortization. See page F-7.

(1) In the periods presented the Company acquired and divested the following:

Acquisitions

2001 - Additional 4.0% interest in Food Network.

2000 - Daily newspapers in Ft. Pierce, Florida (in exchange for the Company's newspaper in Destin, Florida, and cash), and Henderson, Kentucky, weekly newspaper in Marco Island, Florida, and television station KMCI in Lawrence, Kansas.

1999 - Additional 7.0% interest in Food Network.

1998 - Independent telephone directories in Memphis, Tennessee; Kansas City, Missouri; North Palm Beach, Florida; and New Orleans, Louisiana. Additional 1.0% interest in Food Network.

1997 - Daily newspapers in Abilene, Corpus Christi, Plano, San Angelo and Wichita Falls, Texas; community newspapers in the Dallas, Texas, market; daily newspapers in Anderson, South Carolina, and Boulder, Colorado (in exchange for the Company's daily newspapers in Monterey and San Luis Obispo, California). Approximate 56% interest in Food Network.

1996 - Vero Beach, Florida, daily newspaper.

1994 - The remaining 13.9% minority interest in Scripps Howard Broadcasting Company ("SHB") in exchange for 4,952,659 Class A Common Shares. Cinetel Productions (an independent producer of programs for cable television).

1993 - The remaining 2.7% minority interest in the Knoxville News-Sentinel and 5.7% of the outstanding shares of SHB.

1992 - Three daily newspapers in California (including The Monterey County Herald in connection with the sale of The Pittsburgh Press).

1991 - Baltimore television station WMAR.

Divestitures

2000 - Destin, Florida, newspaper (in exchange for Ft. Pierce, Florida, newspaper), independent yellow page directories. The divestitures resulted in net pre-tax gains of $6.2 million, increasing income from continuing operations $4.0 million, $.05 per share.

1998 - Dallas community newspapers, including the Plano daily, and Scripps Howard Productions, the Company's television program production operation based in Los Angeles, California. No material gain or loss was realized as proceeds approximated the book value of net assets sold.

1997 - Monterey and San Luis Obispo, California, daily newspapers (in exchange for Boulder, Colorado, daily newspaper). Terminated joint operating agency ("JOA") and ceased operations of El Paso, Texas, daily newspaper. The JOA termination and trade resulted in pre-tax gains totaling $47.6 million, increasing income from continuing operations by $26.2 million, $.32 per share.

1995 - Watsonville, California, daily newspaper. No material gain or loss was realized as proceeds approximated the book value of net assets sold.

1993 - Book publishing operations; newspapers in Tulare, California, and San Juan; Memphis television station; radio stations. The divestitures resulted in net pre-tax gains of $91.9 million, increasing income from continuing operations by $46.8 million, $.63 per share.

1992 - The Pittsburgh Press; TV Data; certain other investments. The divestitures resulted in net pre-tax gains of $78.0 million, increasing income from continuing operations $45.6 million, $.61 per share.

1991 - George R. Hall Company (contracting firm specializing in the installation, relocation, and rebuilding of newspaper presses). No gain or loss was realized as proceeds equaled the book value of net assets sold.

(2) Operating units other than cable television systems sold prior to December 31, 2001.

(3) The following unusual items affected operating income:

2001 - Costs associated with workforce reductions, including the Company's share of such costs at the Denver JOA, totaled $16.1 million, reducing income from continuing operations $10.1 million, $.13 per share.
2000 - Expenses of $9.5 million associated with preparations for the Denver JOA reduced income from continuing operations $6.2 million, $.08 per share.
1999 - Severance payments of $1.2 million to certain television station employees and $0.8 million of costs incurred to move Food Network's operations to a different location in Manhattan reduced operating income $2.0 million. Income from continuing operations was reduced $1.2 million, $.02 per share.
1996 - A $4.0 million charge for the Company's share of certain costs associated with restructuring portions of the distribution system of the Cincinnati JOA. The charge reduced income from continuing operations by $2.6 million, $.03 per share.
1994 - A $7.9 million loss on program rights expected to be sold as a result of changes in television network affiliations. The loss reduced income from continuing operations by $4.9 million, $.07 per share.
1993 - A change in estimate of disputed music license fees increased operating income by $4.3 million; a gain on the sale of certain publishing equipment increased operating income by $1.1 million; a charge for workforce reductions at i) the Company's Denver newspaper and ii) the newspaper feature and the licensing operations of United Media decreased operating income by $6.3 million. The planned workforce reductions were fully implemented in 1994. These items totaled $0.9 million and reduced income from continuing operations by $0.6 million, $.01 per share.
1992 - Operating losses of $32.7 million during the Pittsburgh Press strike reduced income from continuing operations $20.2 million, $.27 per share.

(4) In 1994 the Company sold its worldwide GARFIELD and U.S. ACRES copyrights. The sale resulted in a pre-tax gain of $31.6 million, increasing income from continuing operations $17.4 million, $.23 per share.

(5) Investment results include i) gains and losses from the sale or write-down of investments and ii) accrued incentive compensation and other expenses associated with the management of the Scripps Ventures investment portfolios. Investment results include the following:

2001 - Net realized losses of $2.9 million. Accrued incentive compensation was decreased $11.5 million, to zero, in connection with the decline in value of the Scripps Ventures I investment portfolio. Net investment results increased income from continuing operations $3.8 million, $.05 per share.
2000 - Net realized losses of $17.5 million. Accrued incentive compensation was increased $4.5 million, to $11.5 million. Income from continuing operations was reduced $15.8 million, $.20 per share.
1999 - Net realized gains of $8.6 million. Accrued incentive compensation was increased $7.0 million, to $7.0 million. Income from continuing operations was increased $0.4 million, $.00 per share.
1997 - Write-down of investments totaling $2.7 million. Income from continuing operations was reduced $1.7 million, $.02 per share.
1996 - A $40.0 million gain on the Company's investment in Turner Broadcasting Systems when Turner was merged into Time Warner and a $3.0 million write-off of an investment in Patient Education Media, Inc. Income from continuing operations was increased $24.3 million, $.30 per share.

(6) Other unusual credits (charges) included the following:

1996 - $15.5 million contribution of appreciated Time Warner stock to a charitable foundation, decreasing income from continuing operations by $5.2 million, $.07 per share.
1994 - An estimated $2.8 million loss on real estate expected to be sold as a result of changes in television network affiliations; an $8.0 million contribution to a charitable foundation; and a $6.1 million accrual for lawsuits associated with a divested operating unit. These items totaled $16.9 million and reduced income from continuing operations by $9.8 million, $.13 per share.
1993 - A $2.5 million fee received in connection with the change in ownership of the Ogden, Utah, newspaper. Income from continuing operations was increased $1.6 million, $.02 per share.
1992 - Write-downs of real estate and investments totaling $3.5 million. Income from continuing operations was reduced $2.3 million, $.03 per share.

(7) The provision for income taxes was affected by the following unusual items:

2000 - A change in estimated tax liability for prior years reduced the tax provision, increasing income from continuing operations by $7.2 million, $.09 per share.
1994 - A change in estimated tax liability for prior years increased the tax provision, reducing income from continuing operations by $5.3 million, $.07 per share.
1993 - A change in estimated tax liability for prior years decreased the tax provision, increasing income from continuing operations by $5.4 million, $.07 per share; the effect of the increase in the federal income tax rate to 35% from 34% on the beginning of the year deferred tax liabilities increased the tax provision, reducing income from continuing operations by $2.3 million, $.03 per share.
1992 - A change in estimated tax liability for prior years decreased the tax provision, increasing income from continuing operations $8.4 million, $.11 per share.

(8) The Company's cable television systems ("Scripps Cable") were acquired by Comcast Corporation ("Comcast") on November 13, 1996, ("Cable Transaction") through a merger whereby the Company's shareholders received, tax-free, a total of 93 million shares of Comcast's Class A Special Common Stock. The aggregate market value of the Comcast shares was $1.593 billion and the net book value of Scripps Cable was $356 million, yielding an economic gain of $1.237 billion to the Company's shareholders. This gain is not reflected in the Company's financial statements as accounting rules required the Company to record the transaction at book value. Unless otherwise noted, the data excludes the cable television segment, which is reported as a discontinued business operation.

(9) Includes effect of discontinued cable television operations prior to completion of the Cable Transaction.

(10) A 50-year Joint Operating Agency ("JOA") between the Company's Denver Rocky Mountain News ("RMN") and MediaNews Group Inc.'s Denver Post commenced operations on January 22, 2001. The Company's 50% share of the operating profit (loss) of the Denver JOA is reported as "Share of Joint Agency Profits" in its financial statements. The editorial costs associated with the RMN are included in operating expenses. The Company's financial statements do not include advertising and other revenue of the JOA, nor the costs to produce, distribute and market the newspapers, nor related depreciation. To enhance comparability of year-over-year operating results, the Company reports the RMN separately.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The Company operates in three reportable segments: newspapers, cable television networks (referred to as "Scripps Networks'), and broadcast television. Each of the Company's businesses relies upon advertising as a primary source of revenue. Advertising comprises 75% to 80% of the Company's total revenues. Declines in advertising spending, particularly in recessionary periods, adversely affect the newspaper, cable television network and broadcast television business.

ACCOUNTING POLICIES

In preparing the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, management must make a variety of decisions which affect the reported amounts and the related disclosures. Such decisions include the selection of the appropriate accounting principles to be applied and the assumptions on which to base accounting estimates. In reaching such decisions, management applies judgment based on its understanding and analysis of the relevant circumstances. Note 1 to the Consolidated Financial Statements provides a summary of the significant accounting policies followed in the preparation of the financial statements; other footnotes describe various elements of the financial statements and the assumptions on which specific amounts were determined. While actual results could, in fact, differ from those estimated at the time of preparation of the financial statements, management is committed to preparing financial statements incorporating accounting principles, assumptions and estimates that promote the representational faithfulness, verifiability, neutrality and transparency of the accounting information included in the financial statements.

FORWARD-LOOKING STATEMENTS

This discussion and the information contained in the notes to the consolidated financial statements contain certain forward-looking statements that are based on management's current expectations. Forward-looking statements are subject to certain risks, trends and uncertainties that could cause actual results to differ materially from the expectations expressed in the forward-looking statements. Such risks, trends and uncertainties, which in most instances are beyond the Company's control, include changes in advertising demand and other economic conditions; consumers' taste; newsprint prices; program costs; labor relations; technological developments; competitive pressures; interest rates; regulatory rulings; and reliance on third-party vendors for various products and services. The words "believe," "expect," "anticipate," "estimate," "intend" and similar expressions identify forward-looking statements. All forward-looking statements, which are as of the date of this filing, should be evaluated with the understanding of their inherent uncertainty.

RESULTS OF OPERATIONS

Acquisitions and divestitures can affect the comparability of year-over-year reported results. The accompanying tables include the results of operations for acquired operations from the dates of acquisition. Divested operating units are removed from segment operating results and reported separately because management believes they impede analysis of the Company's on-going operations.

See Note 3 to the Consolidated Financial Statements on page F-27 regarding acquisitions and divestitures in the three years ending December 31, 2001.

The application for a 50-year Joint Operating Agency ("JOA") between the Company's Denver Rocky Mountain News ("RMN") and MediaNews Group Inc.'s ("MediaNews") Denver Post was approved in January 2001 by the U.S. Department of Justice. The JOA commenced operations on January 22, 2001. Denver Publishing Company, a wholly-owned subsidiary of the Company, received a 50% interest in the JOA in exchange for the contribution of most of its assets to the JOA and the payment of $60 million to MediaNews.

The Company's 50% share of the operating profit (loss) of the Denver JOA is reported as "Share of Joint Operating Agency Profits" in its financial statements. Editorial costs associated with the RMN are included in operating expenses. The Company's financial statements do not include advertising and other revenue of the JOA, nor the costs to produce, distribute and market the newspapers, nor related depreciation. To enhance comparability of year-over-year operating results, the Company reports the RMN separately in Management's Discussion and Analysis.

All per share disclosures are on a diluted basis. Consolidated results of operations are presented on the following page.

(in thousands, except per share data)

	For the years ended December 31,				
	2001	Change	2000	Change	1999
Operating revenues:					
Newspapers	$ 719,990	(2.0)%	$ 734,559	4.2 %	$ 704,690
Scripps Networks	337,195	14.0 %	295,681	38.9 %	212,922
Broadcast television	277,601	(19.1)%	343,125	9.8 %	312,362
Licensing and other media	88,785	(8.4)%	96,895	4.7 %	92,570
Total	1,423,571	(3.2)%	1,470,260	11.2 %	1,322,544
Denver Rocky Mountain News	19,441	(91.2)%	220,998	5.4 %	209,713
Unusual item	(5,881)				
Divested operating units			10,500		23,042
Total operating revenues	$ 1,437,131	(15.6)%	$ 1,701,758	9.4 %	$ 1,555,299
Operating income (loss):					
Newspapers	$ 201,941	(12.1)%	$ 229,717	(0.5)%	$ 230,810
Scripps Networks	59,387	9.0 %	54,471		21,670
Broadcast television	50,568	(49.6)%	100,270	46.4 %	68,491
Licensing and other media	14,050	(8.3)%	15,330	40.3 %	10,924
Corporate	(19,545)	6.0 %	(20,797)	(12.1)%	(18,558)
Total	306,401	(19.2)%	378,991	21.0 %	313,337
Denver Rocky Mountain News	(15,885)		(24,104)		(16,178)
Unusual items	(16,079)		(9,523)		(2,000)
Divested operating units			(275)		195
Total operating income	274,437	(20.5)%	345,089	16.8 %	295,354
Interest expense	(39,197)		(51,934)		(45,219)
Investment results, net of expenses	5,063		(24,834)		544
Net gains on divested operations			6,196		
Miscellaneous, net	1,079		1,485		3,505
Income taxes	(99,622)		(108,090)		(103,612)
Minority interest	(3,797)		(4,459)		(4,450)
Net income	$ 137,963	(15.6)%	$ 163,453	11.9 %	$ 146,122
Per share of common stock:					
Net income	$ 1.73	(16.0)%	$ 2.06	11.4 %	$ 1.85
Weighted-average shares outstanding	79,970		79,161		78,951
Reconciliation to earnings from core operations:					
Reported net income	*$ 137,963*	*(15.6)%*	*$ 163,453*	*11.9 %*	*$ 146,122*
Net investment results	*(3,754)*		*15,835*		*(355)*
Workforce reductions	*10,086*				*746*
Net gains on divested operations			*(3,955)*		
Denver JOA preparatory expenses			*6,190*		
Income tax liability adjustments			*(7,170)*		
Food Network move					*498*
Net income from core operations	*$ 144,295*	*(17.2)%*	*$ 174,353*	*18.6 %*	*$ 147,011*
Per share of common stock:					
Reported net income	*$ 1.73*	*(16.0)%*	*$ 2.06*	*11.4 %*	*$ 1.85*
Net investment results	*(.05)*		*.20*		*(.00)*
Workforce reductions	*.13*				*.01*
Net gains on divested operations			*(.05)*		
Denver JOA preparatory expenses			*.08*		
Income tax liability adjustments			*(.09)*		
Food Network move					*.01*
Net income from core operations	*$ 1.80*	*(18.2)%*	*$ 2.20*	*18.3 %*	*$ 1.86*

See Notes to Selected Financial Data on pages F-3 and F-4 regarding items excluded from core operations.

(in thousands)					
	For the years ended December 31,				
	2001	Change	2000	Change	1999
Other Financial and Statistical Data - excluding divested operating units and unusual items:					
Total advertising revenues	$ 1,071,217	(5.5)%	$ 1,133,474	14.4 %	$ 990,457
Advertising revenues as a percentage of total revenues	75.2 %		77.1 %		74.9 %
EBITDA:					
Newspapers	$ 250,823	(10.1)%	$ 279,050	0.1 %	$ 278,803
Scripps Networks	75,547	9.9 %	68,770	104.9 %	33,567
Broadcast television	79,651	(38.3)%	129,018	34.5 %	95,955
Licensing and other media	14,881	(7.8)%	16,144	27.7 %	12,640
Corporate	(18,596)	6.2 %	(19,825)	(13.2)%	(17,519)
Total	402,306	(15.0)%	473,157	17.3 %	403,446
Denver Rocky Mountain News	(13,137)		(9,641)		(3,132)
Total EBITDA	$ 389,169	(16.0)%	$ 463,516	15.8 %	$ 400,314
Effective income tax rate for core operations	41.3 %		41.2 %		40.8 %
Statement of Cash Flows Information:					
Net cash provided by operating activities	$ 206,067	(19.4)%	$ 255,743	32.2 %	$ 193,515
Capital expenditures	(68,223)		(74,577)		(79,826)
Business acquisitions and investments	(102,299)		(139,056)		(69,515)
Increase (decrease) in long-term debt	9,202		(53,958)		(1,256)
Dividends paid, including to minority interests	(50,784)		(47,202)		(47,094)
Purchase and retirement of common stock	(22,449)		(4,571)		(34,951)

Earnings before interest, income taxes, depreciation and amortization ("EBITDA") is included in the discussion of results of operations because:

- Management believes the year-over-year change in EBITDA, combined with information on historical and anticipated capital spending, is a more useful and reliable measure of year-over-year performance than the change in operating income.
- Banks and other lenders use EBITDA to determine the Company's borrowing capacity.
- Financial analysts and acquirors use EBITDA, combined with capital spending requirements, to value communications media companies.

EBITDA should not, however, be construed as an alternative measure of the amount of the Company's income or cash flows from operating activities.

Interest expense decreased in 2001 primarily due to lower rates on variable rate credit facilities, and increased in 2000 primarily due to higher short-term interest rates. The weighted-average interest rate was 4.2% in 2001, 6.4% in 2000, and 5.3% in 1999. The Company is currently rolling over short-term debt at an effective 90-day yield of 1.8%. Average daily borrowings under short-term credit facilities were $504,000,000 in 2001, $527,000,000 in 2000 and $537,000,000 in 1999. The average balance of all interest bearing obligations was $741,000,000 in 2001, $767,000,000 in 2000 and $780,000,000 in 1999.

Amortization of intangible assets reduced earnings per share approximately $.39 in 2001, $.37 in 2000 and $.35 in 1999.

The Company adopted Financial Accounting Standard ("FAS") No. 142 – Goodwill and Other Intangible Assets effective January 1, 2002. See Note 2 to the Consolidated Financial Statements. If FAS No. 142's provisions regarding not amortizing goodwill and other intangible assets had been effective in 2001, amortization of goodwill and other intangible assets would have been $38,000,000 less, increasing earnings per share by $.35. The effective income tax rate on core operations would have been 39.4% under the same pro forma assumptions. The effective income tax rate in 2002 is expected to be approximately 39%.

Capital expenditures in 2002 are estimated to be approximately $78,000,000.

NEWSPAPERS - RMN operating results are presented separately as a single line item to enhance comparability of year-over-year results. Excluding Divested Operating Units and unusual items, operating results were as follows:

(in thousands)	For the years ended December 31,				
	2001	Change	2000	Change	1999
Operating revenues:					
Local	$ 203,610	(3.8)%	$ 211,568	2.8 %	$ 205,767
Classified	196,842	(6.2)%	209,942	7.2 %	195,809
National	32,947	6.4 %	30,977	10.9 %	27,937
Preprint and other	92,204	1.8 %	90,536	13.3 %	79,902
Total advertising	525,603	(3.2)%	543,023	6.6 %	509,415
Circulation	139,358	4.0 %	133,948	(0.8)%	135,029
Share of joint operating agency profits	43,285	(8.7)%	47,412	(6.1)%	50,511
Other	11,744	15.4 %	10,176	4.5 %	9,735
Total operating revenues	719,990	(2.0)%	734,559	4.2 %	704,690
Operating expenses, excluding depreciation and amortization:					
Editorial and newspaper content	87,748	2.5 %	85,637	0.6 %	85,158
Newsprint and ink	82,272	1.8 %	80,830	10.7 %	73,022
Other press and production	69,131	3.6 %	66,721	5.1 %	63,507
Circulation and distribution	65,126	5.5 %	61,738	11.1 %	55,566
Other advertising products, internet and printing	29,786	17.9 %	25,259	21.5 %	20,794
Advertising sales and marketing	64,241	2.1 %	62,914	6.7 %	58,945
General and administrative	67,224	(3.7)%	69,793	2.3 %	68,196
Total	465,528	2.8 %	452,892	6.5 %	425,188
EBITDA before equity-method investments	254,462	(9.7)%	281,667	0.8 %	279,502
Share of pre-tax earnings of equity-method investments	(3,639)		(2,617)		(699)
EBITDA	250,823	(10.1)%	279,050	0.1 %	278,803
Depreciation and amortization	48,882	(0.9)%	49,333	2.8 %	47,993
Operating income before RMN	201,941	(12.1)%	229,717	(0.5)%	230,810
Denver Rocky Mountain News ("RMN")	(15,885)		(24,104)		(16,178)
Operating income	$ 186,056	(9.5)%	$ 205,613	(4.2)%	$ 214,632
Other Financial and Statistical Data:					
Percent of operating revenues:					
EBITDA	34.8 %		38.0 %		39.6 %
Operating income	28.0 %		31.3 %		32.8 %
Cash received greater (less) than share of profits of JOAs and equity-method investments	$ 20,949		$ 2,617		$ 699
Capital expenditures	34,363		29,834		30,693
Business acquisitions and investments	63,199		74,878		4,005

The demand for advertising was weak in most of the Company's markets in 2001, particularly local retail and help-wanted classified advertising. On a pro forma basis, assuming all acquisitions had been completed as of January 1, 1999, local advertising decreased 5.6% in 2001 and increased 1.9% in 2000; classified advertising decreased 7.3% in 2001 and increased 5.8% in 2000; circulation revenue increased 2.6% in 2001 and decreased 1.2% in 2000.

The average price of newsprint increased 6% in 2001 and 7% in 2000, after declining 15% in 1999. The average price of newsprint was $573 per metric ton in 2001, and $514 per metric ton in the fourth quarter.

Circulation and distribution costs increased primarily due to efforts to gain circulation at the Company's larger newspapers.

Operating losses in Denver were $15,900,000 in 2001 and $24,100,000 in 2000. In the fourth quarter, operating losses narrowed to $1,700,000 in 2001 from $3,100,000 in 2000. The Company's operating results in Denver have improved due to advertising and circulation rate increases and cost-cutting measures implemented by the JOA, including publication of combined weekend editions and a single classified advertising section distributed in both newspapers. However, in addition to the soft demand for advertising in general, major metropolitan markets in the U.S., including Denver, have experienced sharp decreases in help-wanted advertising. The weak demand for advertising has reduced the immediate improvement in operating results that was expected at the outset of the JOA.

Capital expenditures in 2002 are estimated to be approximately $39,000,000. Expected capital expenditures in 2002 include construction of a new production facility for the Knoxville newspaper. Depreciation is expected to be approximately $25,000,000. Amortization is expected to be approximately $700,000.

SCRIPPS NETWORKS - Operating results, excluding unusual items, were as follows:

(in thousands)	For the years ended December 31, 2001	Change	2000	Change	1999
Operating revenues:					
Advertising	$ 272,299	9.1 %	$ 249,619	46.9 %	$ 169,959
Affiliate fees	59,175	46.8 %	40,312	18.0 %	34,149
Other	5,721	(0.5)%	5,750	(34.8)%	8,814
Total operating revenues	337,195	14.0 %	295,681	38.9 %	212,922
Operating expenses, excluding depreciation and amortization:					
Programming and production	103,892	16.4 %	89,274	31.7 %	67,804
Operations and distribution	33,947	9.1 %	31,127	10.5 %	28,169
Sales and marketing	72,391	4.2 %	69,442	29.7 %	53,530
General and administrative	56,072	33.5 %	41,992	26.3 %	33,254
Total	266,302	14.9 %	231,835	26.9 %	182,757
EBITDA - before equity-method investments	70,893	11.0 %	63,846		30,165
Share of pre-tax earnings of equity-method investments	4,654	(5.5)%	4,924		3,402
EBITDA	75,547	9.9 %	68,770		33,567
Depreciation and amortization	16,160	13.0 %	14,299		11,897
Operating income	$ 59,387	9.0 %	$ 54,471		$ 21,670
Other Financial and Statistical Data:					
Percent of operating revenues:					
EBITDA	22.4 %		23.3 %		15.8 %
Operating income	17.6 %		18.4 %		10.2 %
Payments for programming less (greater) than amounts recognized as expense	$ (42,290)		$ (45,509)		$ (52,839)
Cash received for affiliate fees, net of launch incentive payments, greater (less) than amounts recognized as affiliate fee revenue	(49,316)		13,005		(3,245)
Dividends greater (less) than share of earnings of equity-method investments	1,406		(2,524)		(762)
Capital expenditures	14,114		12,236		21,557
Business acquisitions and investments	20,934		1,587		18,206
Other information:					
Program assets capitalized during the year	138,773		126,471		121,289
Launch incentives capitalized during the year	82,329		13,448		21,693

According to the Nielsen Homevideo Index, HGTV was telecast to 76.4 million homes in December 2001, 67.1 million homes in December 2000, 59.0 million homes in December 1999, and 48.4 million homes in December 1998. Food Network was telecast to 71.5 million homes in December 2001, 54.4 million homes in December 2000, 44.2 million homes in December 1999, and 37.1 million homes in December 1998.

The advertising recession in 2001 contributed to Scripps Networks' reduced growth in advertising revenue.

The Company recognizes affiliate fees received from cable and satellite television systems pursuant to network distribution contracts over the terms of the contracts, including any initial free period. Launch incentives are amortized based upon the percentage of the current period's total revenues earned on the contract to the estimated total of such revenues over the duration of the contract. See Note 1 to the Consolidated Financial Statements.

In 2001 Food Network renewed and extended its network distribution contracts with AT&T and AOL Time Warner. The agreements expand distribution of Food Network and provide for payment of affiliate fees to Food Network beginning in 2004. Food Network's network distribution contracts generally provided the network to cable television systems without charge through 2003. In exchange for the agreement to pay affiliate fees and expanded distribution, Food Network agreed to make additional launch incentive payments.

Affiliate fee revenue for HGTV and Food Network is expected to increase approximately 9% in 2002.

Programming and production expense has increased as the Company improves the quality and variety of programming and expands the hours of original programming presented on its networks. The Company owns the rights to substantially all of the programming it produces and expects to telecast the programs over several years. Programming and production expense in 2002 is expected to increase approximately 13% for HGTV and approximately 27% for Food Network, and approximately 18% for the two networks combined.

The Company launched DIY, its third network, in the fourth quarter of 1999, and launched a fourth network, Fine Living, in the first quarter of 2002. Start-up costs associated with DIY and Fine Living reduced EBITDA by $22,100,000 in 2001, $10,900,000 in 2000, and $3,700,000 in 1999. Operating losses for DIY and Fine Living are expected to reduce EBITDA by approximately $28,000,000 to $33,000,000 in 2002. The cash required by DIY and Fine Living will substantially exceed the reported operating losses in 2002 because of investments in programming and launch incentive payments to cable television systems.

Excluding losses associated with the launch of new networks, EBITDA increased 23% in 2001 and more than doubled in 2000.

Capital expenditures in 1999 included expansion of the studio and office facilities for HGTV and DIY. Capital expenditures in 2002 are expected to be approximately $14,000,000. Depreciation is expected to be approximately $10,000,000. Amortization is expected to be approximately $3,000,000.

BROADCAST TELEVISION - Operating results, excluding unusual items, were as follows:

(in thousands)							
	For the years ended December 31,						
		2001	Change		2000	Change	1999
Operating revenues:							
Local	$	162,761	(6.4)%	$	173,878	1.5 % $	171,353
National		96,866	(18.9)%		119,428	(1.0)%	120,638
Political		2,400			34,762		2,478
Network compensation		9,279	(6.8)%		9,951	(24.2)%	13,121
Other		6,295	23.3 %		5,106	7.0 %	4,772
Total operating revenues		277,601	(19.1)%		343,125	9.8 %	312,362
Operating expenses, excluding depreciation and amortization:							
Programming and station operations		138,132	(5.8)%		146,630	(2.5)%	150,444
Sales and marketing		34,918	(14.4)%		40,807	4.3 %	39,110
General and administrative		24,900	(6.6)%		26,670	(0.7)%	26,853
Total		197,950	(7.5)%		214,107	(1.1)%	216,407
EBITDA		79,651	(38.3)%		129,018	34.5 %	95,955
Depreciation and amortization		29,083	1.2 %		28,748	4.7 %	27,464
Operating income	$	50,568	(49.6)%	$	100,270	46.4 % $	68,491
Other Financial and Statistical Data:							
Percent of operating revenues:							
EBITDA		28.7 %			37.6 %		30.7 %
Operating income		18.2 %			29.2 %		21.9 %
Payments for programming less than amounts recognized as expense	$	2,464		$	1,460	$	1,029
Capital expenditures		18,785			31,280		25,749
Business acquisitions and investments		27			14,710		130
Program assets capitalized during the year		37,358			42,671		51,540

Average audience shares for broadcast television stations have declined in recent years due to competition from new broadcast television networks and increases in the audience share of cable television networks. Technological advancement in interactive media services is expected to further increase these competitive pressures. In addition, the Company continues to be adversely affected by its relatively high exposure to the ABC television network, for which audience levels have generally declined in recent years. Six of the Company's 10 television stations are ABC affiliates. Those six stations provide more than 75% of the Company's total broadcast television revenues.

Year-over-year revenue comparisons are difficult because of the political advertising revenue in even-numbered years. Demand for advertising was weak in the Company's television markets in 2001. The return of political advertising and the Olympics are expected to boost EBITDA in 2002.

In 2001 the Company renegotiated and extended its affiliation agreements with NBC. Originally scheduled to expire in 2004, network compensation will be sharply reduced under the new agreements, which extend through 2009. The Company's three NBC affiliates recognized $2,400,000 in network compensation in 2000 and $1,400,000 in 2001. Network compensation at the Company's NBC affiliates is expected to be approximately $300,000 in 2002. The Company's ABC affiliation agreements expire in 2004 through 2006.

Operating expenses, excluding depreciation and amortization, are expected to increase approximately 2% in 2002.

Capital expenditures include the construction of a new building for the West Palm Beach station in 2000. Capital spending was also higher in 2000 and 1999 as five of the Company's stations were equipped to broadcast a digital signal. The Company is required to begin digital broadcasting in all of its markets by May 2002. Capital expenditures in 2002 are expected to be approximately $23,000,000. Depreciation in 2002 is expected to be approximately $21,000,000. Amortization is expected to be approximately $100,000.

LIQUIDITY AND CAPITAL RESOURCES

The Company's primary source of liquidity is cash flow from operating activities. Advertising provides 75% to 80% of the Company's total revenues, so the Company's cash flow from operating activities is adversely affected during recessionary periods. The Company's cash flow from operating activities was $206,000,000 in 2001 and $256,000,000 in 2000. Lower advertising revenues, investments in Scripps Network's programming and increased launch incentive payments for Scripps Networks were the primary causes of the decrease. The Company expects to continue to make similar investments in programming and to continue to increase the distribution of Scripps Networks.

Despite the advertising recession in 2001, cash flow from operating activities exceeded capital expenditures and cash dividends by $87,100,000, and is expected to substantially exceed capital expenditures and cash dividends in 2002, as it has since 1992.

The excess cash flow from existing businesses and the Company's substantial borrowing capacity have been used primarily to fund acquisitions, investments, and to develop new businesses. There are essentially no legal or other restrictions on the transfer of funds among the Company's business segments.

A summary of the Company's contractual cash commitments as of December 31, 2001, is as follows:

(in thousands)	Less than 1 Year	1 to 3 Years	4 to 5 Years	Over 5 Years	Total
On balance sheet amounts:					
Long-term debt	$ 613,878	$ 91	$ 111	$ 109,764	$ 723,844
Other long-term obligations:					
Network distribution contracts	61,624	3,123	1,796		66,543
Programming	40,932	1,302			42,234
Employee compensation and benefits	4,221	9,494	8,243	76,121	98,079
Other long-term obligations		41	62	15,387	15,490
Commitments and off-balance sheet obligations:					
Network distribution contracts	44,500				44,500
Programming	64,400	85,500	8,200		158,100
Operating leases	13,800	20,100	15,900	16,800	66,600
Purchase commitments	18,600	31,000	10,200	1,900	61,700
Total contractual cash obligations	$ 861,955	$ 150,651	$ 44,512	$ 219,972	$ 1,277,090

Repurchase of a total of 6,000,000 Class A Common shares was authorized by the Board of Directors in 1998. The balance remaining on this authorization is 1,730,000 shares.

Net debt (borrowings less cash equivalent and other short-term investments) increased $8,000,000 in 2001, to $722,000,000 at December 31, 2001. Net debt includes commercial paper borrowings totaling $514,000,000, with average maturities of 90 days or less. Commercial paper borrowings are supported by bank credit facilities which permit maximum borrowings of $675,000,000 and expire in September 2002. This facility is expected to be replaced with a similar facility prior to expiration. The Company's access to commercial paper markets can be affected by macroeconomic factors outside of its control. In addition to macroeconomic factors, the Company's access to commercial paper markets and its borrowing costs are affected by short and long-term debt ratings assigned by independent rating agencies.

MARKET RISK

The Company's earnings and cash flow can be affected by, among other things, economic conditions, interest rate changes, foreign currency fluctuations (primarily in the exchange rate for the Japanese yen) and changes in the price of newsprint. See "Business - Newspapers - Raw Materials and Labor Costs." The Company is also exposed to changes in the market value of its investments.

The Company may use foreign currency forward and option contracts to hedge its cash flow exposures that are denominated in Japanese yen and forward contracts to reduce the risk of changes in the price of newsprint on anticipated newsprint purchases. The Company held no foreign currency or newsprint derivative financial instruments at December 31, 2001, or during the year then ended.

The following table presents additional information about the Company's market-risk-sensitive financial instruments:

(in thousands)	As of December 31, 2001		As of December 31, 2000	
	Cost Basis	Fair Value	Cost Basis	Fair Value
Financial instruments subject to interest rate risk:				
Variable rate credit facilities, including commercial paper	$ 513,855	$ 513,855	$ 512,788	$ 512,788
$100 million, 6.625% note, due in 2007	99,916	104,376	99,901	97,900
$100 million, 6.375% note, due in 2002	99,983	102,685	99,964	99,800
Other notes	10,090	9,084	1,956	812
Total long-term debt including current portion	$ 723,844	$ 730,000	$ 714,609	$ 711,300
Financial instruments subject to market value risk:				
AOL Time Warner common stock (2,017,000 shares)	$ 64,740	$ 64,740		
Time Warner common stock (1,344,000 shares)			$ 27,816	$ 70,239
Centra Software (700,500 and 1,792,500 common shares)	1,427	5,604	3,652	6,946
Other available-for-sale securities	597	4,213	639	3,969
Total investments in publicly-traded companies	66,764	74,557	32,107	81,154
Other equity investments	51,714	(a)	87,266	(a)

(a) Included in other equity investments are securities that do not trade in public markets, so they do not have readily determinable fair values. Many of the investees have had no rounds of equity financing in the past two years. There can be no assurance as to the amounts the Company would receive if these securities were sold.

The Company manages interest rate risk primarily by maintaining a mix of fixed-rate and variable-rate debt. The Company currently does not use interest rate swaps, forwards or other derivative financial instruments to manage its interest rate risk. The weighted-average interest rate on borrowings under the Variable Rate Credit Facilities at December 31 was 2.0% in 2001, 6.6% in 2000, and 6.0% in 1999.

CONSOLIDATED BALANCE SHEETS

(in thousands)

	As of December 31, 2001	As of December 31, 2000
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 17,419	$ 14,112
Accounts and notes receivable (less allowances - 2001, $13,964; 2000, $13,891)	236,311	289,583
Program rights and production costs	120,715	115,513
Inventories	7,345	17,802
Deferred income taxes	30,850	30,421
Miscellaneous	38,018	35,449
Total current assets	450,658	502,880
Investments	331,542	177,922
Property, Plant and Equipment	394,677	502,041
Goodwill and Other Intangible Assets	1,203,191	1,226,306
Other Assets:		
Program rights and production costs (less current portion)	122,620	96,881
Network distribution contracts	124,639	63,966
Miscellaneous	16,433	20,044
Total other assets	263,692	180,891
TOTAL ASSETS	$ 2,643,760	$ 2,590,040

See notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

(in thousands, except share data)

	As of December 31, 2001	2000
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Current portion of long-term debt	$ 613,878	$ 212,828
Accounts payable	81,690	114,275
Customer deposits and unearned revenue	29,381	37,214
Accrued liabilities:		
Employee compensation and benefits	44,792	49,089
Network distribution contracts	61,624	48,257
Miscellaneous	74,146	71,313
Total current liabilities	905,511	532,976
Deferred Income Taxes	146,989	147,106
Long-Term Debt (less current portion)	109,966	501,781
Other Long-Term Obligations and Minority Interests (less current portion)	129,394	130,367
Commitments and Contingencies (Note 14)		
Stockholders' Equity:		
Preferred stock, $.01 par - authorized: 25,000,000 shares; none outstanding		
Common stock, $.01 par:		
Class A - authorized: 120,000,000 shares; issued and outstanding: 2001 - 60,103,746 shares; 2000 - 59,641,828 shares	601	596
Voting - authorized: 30,000,000 shares; issued and outstanding: 2001 - 19,096,913 shares; 2000 - 19,096,913 shares	191	191
Total	792	787
Additional paid-in capital	174,485	157,394
Retained earnings	1,183,595	1,093,138
Unrealized gains on securities available for sale	5,067	31,877
Foreign currency translation adjustment	(554)	361
Unvested restricted stock awards	(11,485)	(5,747)
Total stockholders' equity	1,351,900	1,277,810
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 2,643,760	$ 2,590,040

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

(in thousands, except per share data)

	For the years ended December 31, 2001	2000	1999
Operating Revenues:			
Advertising	$ 1,081,996	$ 1,346,477	$ 1,198,306
Circulation	140,138	147,848	153,742
Licensing	65,877	68,549	63,755
Affiliate fees	59,175	40,312	34,149
Share of joint operating agency profits	45,175	47,412	50,511
Other	44,770	51,160	54,836
Total operating revenues	1,437,131	1,701,758	1,555,299
Operating Expenses:			
Employee compensation and benefits	470,538	516,707	492,162
Newsprint and ink	88,120	156,369	143,183
Amortization of program rights and production costs	135,489	121,044	98,810
Other operating expenses	369,420	453,384	421,939
Depreciation	55,721	69,057	65,300
Amortization of intangible assets	43,406	40,108	38,551
Total operating expenses	1,162,694	1,356,669	1,259,945
Operating Income	274,437	345,089	295,354
Other Credits (Charges):			
Interest expense	(39,197)	(51,934)	(45,219)
Investment results, net of expenses	5,063	(24,834)	544
Net gains on divested operations		6,196	
Miscellaneous, net	1,079	1,485	3,505
Net other credits (charges)	(33,055)	(69,087)	(41,170)
Income Before Taxes and Minority Interests	241,382	276,002	254,184
Provision for Income Taxes	99,622	108,090	103,612
Income Before Minority Interests	141,760	167,912	150,572
Minority Interests	3,797	4,459	4,450
Net Income	$ 137,963	$ 163,453	$ 146,122

Net Income per Share of Common Stock:			
Basic	$1.75	$2.09	$1.87
Diluted	$1.73	$2.06	$1.85

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	For the years ended December 31, 2001	2000	1999
Cash Flows from Operating Activities:			
Net income	$ 137,963	$ 163,453	$ 146,122
Adjustments to reconcile net income to net cash flows from operating activities:			
Depreciation and amortization	99,127	109,165	103,851
Cash received greater than share of profits of JOAs and equity method investments	22,413	1,214	1,119
Deferred income taxes	14,068	(3,119)	14,333
Tax benefits of stock compensation plans	10,478	4,959	3,959
Stock and deferred compensation plans	9,940	11,116	9,960
Minority interests in income of subsidiary companies	3,797	4,459	4,450
Cash received for affiliate fees, net of launch incentive payments, greater (less) than affiliate fees revenue	(49,316)	13,005	(3,245)
Program cost amortization greater (less) than payments	(39,826)	(44,049)	(51,810)
Net investment results and loss (gain) on divestitures	(6,658)	17,732	(1,554)
Other changes in certain working capital accounts, net	4,069	(18,773)	(29,130)
Miscellaneous, net	12	(3,419)	(4,540)
Net operating activities	206,067	255,743	193,515
Cash Flows from Investing Activities:			
Additions to property, plant and equipment	(68,223)	(74,577)	(79,826)
Investments in Denver JOA	(61,420)		
Purchase of subsidiary companies and long-term investments	(40,879)	(139,056)	(69,515)
Change in short-term investments, net			20,551
Sale of subsidiary companies and long-term investments	14,550	50,940	9,344
Miscellaneous, net	1,575	10,789	2,602
Net investing activities	(154,397)	(151,904)	(116,844)
Cash Flows from Financing Activities:			
Increase in long-term debt	9,271	737	4,340
Payments on long-term debt	(69)	(54,695)	(5,596)
Dividends paid	(47,506)	(43,924)	(43,816)
Repurchase Class A Common shares	(22,449)	(4,571)	(34,951)
Dividends paid to minority interests	(3,278)	(3,278)	(3,278)
Miscellaneous, net (primarily employee stock options)	15,668	5,548	1,667
Net financing activities	(48,363)	(100,183)	(81,634)
Increase (Decrease) in Cash and Cash Equivalents	3,307	3,656	(4,963)
Cash and Cash Equivalents:			
Beginning of year	14,112	10,456	15,419
End of year	$ 17,419	$ 14,112	$ 10,456
Supplemental Cash Flow Disclosures:			
Interest paid, excluding amounts capitalized	$ 38,538	$ 51,434	$ 45,162
Income taxes paid	63,008	110,065	89,117
Denver newspaper assets contributed to JOA	156,830		
Destin newspaper traded for Fort Pierce newspaper (see Note 3)		3,857	

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME AND STOCKHOLDERS' EQUITY

(in thousands, except share data)

	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Unvested Restricted Stock Awards	Total Stockholders' Equity
As of December 31, 1998	$ 785	$ 161,878	$ 871,303	$ 39,485	$ (3,731)	$ 1,069,720
Comprehensive income						
Net income			146,122			146,122
Unrealized gains, net of tax of ($9,393)				17,358		17,358
Reclassification adjustment for losses (gains) in income, net of tax of ($558)				1,036		1,036
Increase in unrealized gains				18,394		18,394
Currency translation, net of tax of $176				392		392
Total			146,122	18,786		164,908
Dividends: declared and paid - $.56 per share			(43,816)			(43,816)
Convert 2,000 Voting Shares to Class A shares						
Repurchase 784,793 Class A Common shares	(8)	(34,943)				(34,951)
Compensation plans, net: 430,896 shares issued; 200 shares forfeited; 47,421 shares repurchased	4	5,984			(1,209)	4,779
Tax benefits of compensation plans		3,812				3,812
As of December 31, 1999	781	136,731	973,609	58,271	(4,940)	1,164,452
Comprehensive income:						
Net income			163,453			163,453
Unrealized gains (losses), net of tax of $17,973				(32,819)		(32,819)
Reclassification adjustment for losses (gains) in income, net of tax of ($4,233)				7,398		7,398
Increase (decrease) in unrealized gains				(25,421)		(25,421)
Currency translation				(612)		(612)
Total			163,453	(26,033)		137,420
Dividends: declared and paid - $.56 per share			(43,924)			(43,924)
Convert 120,000 Voting Shares to Class A shares						
Repurchase 80,500 Class A Common shares	(1)	(4,570)				(4,571)
Compensation plans, net: 742,915 shares issued; 15,445 shares forfeited; 50,591 shares repurchased	7	20,275			(807)	19,475
Tax benefits of compensation plans		4,958				4,958
As of December 31, 2000	787	157,394	1,093,138	32,238	(5,747)	1,277,810
Comprehensive income:						
Net income			137,963			137,963
Unrealized gains, net of tax of ($2,687)				4,990		4,990
Reclassification adjustment for losses (gains) in income, net of tax of $17,124				(31,800)		(31,800)
Increase (decrease) in unrealized gains				(26,810)		(26,810)
Currency translation, net of tax of $180				(915)		(915)
Total			137,963	(27,725)		110,238
Dividends: declared and paid - $.60 per share			(47,506)			(47,506)
Repurchase 382,200 Class A Common shares	(4)	(22,445)				(22,449)
Compensation plans, net: 966,084 shares issued; 2,500 shares forfeited; 119,466 shares repurchased	9	29,058			(5,738)	23,329
Tax benefits of compensation plans		10,478				10,478
As of December 31, 2001	$ 792	$ 174,485	$ 1,183,595	$ 4,513	$ (11,485)	$ 1,351,900

See notes to consolidated financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations - The E. W. Scripps Company ("Company") operates in three reportable segments: newspapers, cable television networks (referred to as "Scripps Networks") and broadcast television.

Newspapers include 21 daily newspapers in the U.S., and derive revenue primarily from the sale of advertising space to local and national advertisers and from the sale of the newspapers to readers.

Scripps Networks includes three national television networks that are distributed by cable and satellite television systems: Home & Garden Television ("HGTV"), Food Network and Do It Yourself ("DIY"), and the Company's 12% interest in FOX SportsSouth, a regional television network. The Company owned 68.0% of Food Network on December 31, 2001. The Company will launch Fine Living, its fourth national network, in March 2002. The Company owns 94% of Fine Living. Revenues are derived primarily from the sale of advertising time and from affiliate fees paid by distributors.

Broadcast television includes ten stations, nine of which are affiliated with national broadcast networks. Broadcast television derives revenue from the sale of advertising time to local and national advertisers and from affiliated networks for broadcasting their programs.

The relative importance of each line of business is indicated in the segment information presented in Note 13. Licensing and other media aggregates the Company's operating segments that are too small to report separately, and primarily includes syndication and licensing of news features and comics.

The Company's operations are geographically dispersed and its customer base is diverse. However, more than 75% of the Company's operating revenues are derived from advertising. Operating results can be affected by changes in the demand for advertising both nationally and in individual markets.

The Company grants credit to substantially all of its customers. Management believes bad debt losses resulting from default by a single customer, or defaults by customers in any depressed region or business sector, would not have a material effect on the Company's financial position.

Use of Estimates - Preparation of the financial statements requires the use of estimates. The Company's financial statements include estimates for such items as income taxes payable and self-insured risks. The Company self-insures for employees' medical and disability income benefits, workers' compensation and general liability. The recorded liability for self-insured risks is calculated using actuarial methods and is not discounted. The recorded liability for self-insured risks totaled $22,700,000 at December 31, 2001. Management does not believe it is likely that its estimates for such items will change materially in the near term.

Consolidation - The consolidated financial statements include the accounts of the Company and its majority-owned subsidiary companies.

Revenue Recognition - Significant revenue recognition policies are as follows:

- Advertising revenues are recognized based on dates of publication or broadcast, net of agency commissions. Advertising contracts, which generally have terms of one year or less, provide discounts based upon the volume of advertising purchased during the terms of the contracts. Advertising revenues are recognized net of estimated discounts that will be earned during the contracts terms. Revenues from advertising on the Company's Internet sites are recognized over the terms of the contracts.
- Circulation revenues are recognized based on dates of publication. The Company's newspapers are either: i) sold directly to subscribers and delivered by employees or independent newspaper carriers, or ii) sold to independent newspaper distributors who resell the newspapers. Circulation revenue from newspapers sold directly to subscribers is based on the subscription price. Circulation revenue from newspapers sold to independent newspaper distributors is based upon the wholesale prices.
- Broadcast television's network compensation revenues are recognized on a straight-line basis over the terms of the contracts. The network affiliation agreements generally provide for the payment of pre-determined fees. Compensation dependent upon other factors and which may vary over the terms of the contracts is recognized when such amounts are earned.
- Affiliate fees represent monthly payments received from cable and satellite television systems pursuant to network distribution contracts. Affiliate fees are reported net of amortization of incentive payments (referred to as "launch incentives") to cable and satellite television systems in exchange for long-term distribution contracts. Such contracts may provide for an initial period wherein affiliate fees are waived (referred to as a "free period"). Affiliate fee revenues are recognized as programming is provided to cable and satellite television systems over the lives of the contracts, including any free period. Launch incentives are amortized based upon the percentage of the current period's total revenues earned on the contract to the estimated total of such revenues over the duration of the contract. Accrued revenue and unamortized launch incentives are included in Network Distribution Contracts in the accompanying Consolidated Balance Sheets.
- Royalties from merchandise licensing are recognized as the licensee sells products. Royalties from promotional licensing are recognized on a straight-line basis over the terms of the licensing agreements.

Program Rights and Production Costs - Program rights are recorded when licensed programs become available for broadcast. Amortization is computed using the straight-line method based on the license period or based on usage, whichever yields the greater accumulated amortization for each program. The liability for program rights is not discounted for imputed interest.

Production costs are primarily costs incurred in the production of internally developed programming. These costs are amortized on a straight-line basis over the estimated useful lives of the programs, generally three years. Program and production costs are stated at the lower of unamortized cost or fair value. The portion of the unamortized balance expected to be amortized within one year is classified as a current asset.

Program rights liabilities payable within the next twelve months are included in accounts payable. Noncurrent program rights liabilities are included in other long-term obligations.

Long-Lived Assets - Long-lived assets used in business operations are recorded at unamortized cost. Management reviews long-lived assets, including related goodwill and other intangible assets, for impairment whenever events or changes in circumstances indicate the carrying amounts of the assets may not be recoverable. Recoverability is determined by comparing the forecasted undiscounted cash flows of the operation to which the assets relate to the carrying amount of the assets. If the operation is determined to be unable to recover the carrying amount of its assets, then goodwill and other intangible assets are written down first, followed by other long-lived assets of the operation, to fair value. Fair value is determined based on discounted cash flows. Long-lived assets to be disposed of are reported at the lower of carrying amount or fair value less costs to sell.

Goodwill and Other Intangible Assets - Goodwill represents the cost of acquisitions in excess of the acquired businesses' tangible assets and identifiable intangible assets. Audience and newspaper subscriber base represents the cost of acquisitions assigned to the potential to deliver advertising to the viewers and readers of the acquired business' programming and publications. Amortization is calculated on a straight-line basis over 40 years. Upon adoption of Financial Accounting Standard ("FAS") No. 142 – Goodwill and Other Intangible Assets these assets will be subsumed into goodwill (see Note 2).

Broadcast television network affiliation represents the cost of acquisitions assigned to audience recognition of the acquired television station as a network affiliate. Broadcast television network affiliation and FCC licenses are amortized on a straight-line basis over 40 years. Upon adoption of FAS No. 142 amortization of these intangible assets will cease.

Cable network affiliation represents the cost of acquisitions assigned to the potential of the cable television network to deliver advertising to cable and satellite television subscribers during the terms of existing network distribution contracts. Amortization is calculated on a straight-line basis over the greater of five years or the remaining duration of the network distribution contracts. Customer lists and other intangible assets are amortized on a straight-line basis over periods of up to 20 years.

Property, Plant and Equipment - Depreciation is computed using the straight-line method over maximum estimated useful lives as follows:

Buildings and improvements	35 years
Printing presses	30 years
Other newspaper production equipment	5 to 10 years
Television transmission towers and related equipment	15 years
Other television and program production equipment	5 to 15 years
Office and other equipment	3 to 10 years

Income Taxes - Deferred income taxes are provided for temporary differences between the tax basis and reported amounts of assets and liabilities that will result in taxable or deductible amounts in future years. The Company's temporary differences primarily result from accelerated depreciation and amortization for tax purposes, investment gains and losses not yet recognized for tax purposes and accrued expenses not deductible for tax purposes until paid.

Investments - The Company has invested in various securities, including public and private companies. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Consolidated Statements of Income.

The Company records its investments at fair value, except for securities accounted for under the equity method or that do not trade in a public market. All investments recorded at fair value have been classified as available for sale. The fair value of available-for-sale investments is determined by quoted market prices. The cost basis of available-for-sale securities is adjusted when a decline in market value is determined to be other than temporary, with the resulting adjustment charged against net income. The difference between adjusted cost basis and fair value, net of related tax effects, is recorded in the accumulated other comprehensive income component of stockholders' equity. Investments in private companies are recorded at cost, net of impairment write-downs, because no readily determinable market price is available.

Investments in 20%- to 50%-controlled companies and in all joint ventures are accounted for using the equity method.

The cost of securities sold is determined by specific identification.

Newspaper Joint Operating Agencies - A JOA combines all but the editorial operations of two competing newspapers in a market in order to reduce aggregate expenses and take advantage of economies of scale, thereby allowing the continuing operation of both newspapers in that market. The Newspaper Preservation Act of 1970 provides a limited exemption from anti-trust laws, generally permitting the continuance of JOAs in existence prior to its enactment and the formation, under certain circumstances, of new JOAs between newspapers.

The Company is a partner in JOAs in four markets. The JOA between the Company's Denver Rocky Mountain News and MediaNews Group Inc.'s Denver Post was approved by the U.S. Attorney General in January 2001. The 50-year agreement created a new entity called the Denver Newspaper Agency L.L.C., which is 50%-owned by each partner. Both partners contributed certain assets used in the operations of their newspapers to the new entity. In addition, the Company paid $60,000,000 to MediaNews Group Inc. The JOA commenced operations on January 22, 2001.

The Company receives a 50% share of the operating profits of the Denver JOA, and between 20% and 40% of the operating profits in the other three markets. The Company includes its portion of JOA operating profits in operating revenues, and includes its residual interest in the net assets of the Denver and Albuquerque JOAs in Investments in the Consolidated Balance Sheets. The Company does not include any assets or liabilities related to its other JOAs in its Consolidated Balance Sheets because the Company has no residual interest in the net assets of those JOAs.

Inventories - Inventories are stated at the lower of cost or market. The cost of inventories is computed using the first in, first out ("FIFO") method.

Stock-Based Compensation - The Company's incentive plans provide for awards of options to purchase Class A Common shares and awards of Class A Common shares. Stock options are awarded to purchase Class A Common shares at not less than 100% of the fair market value on the date of the award. Stock options and awards of Class A Common shares vest over an incentive period conditioned upon the individual's employment through that period. The Company measures compensation expense using the intrinsic-value-based method (see Note 15).

Cash Equivalent and Short-term Investments - Cash equivalents represent debt instruments with an original maturity of less than three months. Short-term investments represent excess cash invested in securities not meeting the criteria to be classified as cash equivalents. Cash equivalent and short-term investments are carried at cost plus accrued income, which approximates fair value.

Risk Management Contracts - The Company does not hold derivative financial instruments for trading or speculative purposes, and does not hold leveraged contracts. The impact of risk management activities on the Company's financial position, its results of operations, and its cash flows is immaterial. The Company held no derivative financial instruments in the three years ended December 31, 2001.

Net Income Per Share - The following table presents additional information about basic and diluted weighted-average shares outstanding:

(in thousands)	For the years ended December 31,		
	2001	2000	1999
Basic weighted-average shares outstanding	78,825	78,170	77,936
Effect of dilutive securities:			
Unvested restricted stock held by employees	169	165	179
Stock options held by employees	976	826	836
Diluted weighted-average shares outstanding	79,970	79,161	78,951

Reclassifications - For comparative purposes, certain 2000 and 1999 amounts have been reclassified to conform to 2001 classifications.

2. ACCOUNTING CHANGES AND RECENTLY ISSUED ACCOUNTING STANDARDS

Accounting Changes - The Company adopted FAS No. 133 – Accounting for Derivative Financial Instruments and Hedging Activities effective January 1, 2001. Adoption of this standard had no effect on the Company's financial statements.

The Company adopted FAS No. 144 – Accounting for the Impairment or Disposal of Long-Lived Assets in 2001. Adoption of this standard had no effect on the Company's financial statements.

In 2001 the Company adopted the accounting method prescribed in Emerging Issues Task Force Issue ("EITF") 00-25 – Vendor Income Statement Classification of Consideration Paid to a Reseller of the Vendor's Products. EITF 00-25 requires consideration paid to customers to be deducted from revenue. Prior to adoption of this accounting method, the Company had classified amortization of launch incentives paid to cable and satellite television systems as an operating expense in its Consolidated Statements of Income. Previously issued financial statements have been reclassified. The reclassification had no effect on the Company's reported net income or financial position.

Recently Issued Accounting Standards - FAS No. 141 - Business Combinations and FAS No. 142 - Goodwill and Other Intangible Assets were issued in August 2001. FAS No. 141 requires business combinations initiated after June 30, 2001, to be accounted for using the purchase method of accounting. FAS No. 141 also specifies the types of acquired intangible assets that are required to be recognized and reported separately from goodwill. Intangible assets acquired that are obtained through contractual or legal right, or are capable of being separately sold, transferred, licensed, rented or exchanged are recognized as an asset apart from goodwill. Intangible assets that do not meet the requirements for recognition apart from goodwill are subsumed into goodwill.

The Company adopted FAS No. 142 effective January 1, 2002. Recorded goodwill and intangible assets with indefinite lives are no longer amortized, but instead are tested for impairment at least annually. Other intangible assets are reviewed for impairment in accordance with FAS No. 144. The Company must complete a transitional evaluation of whether goodwill is impaired prior to June 30, 2002. To complete the transitional impairment evaluation, the Company must (i) identify reporting units, (ii) determine the carrying value of each reporting unit by assigning the assets and liabilities, including existing goodwill and other intangible assets, to those reporting units, and (iii) determine whether the carrying value of the reporting unit exceeds its fair value. If the carrying value of any reporting unit exceeds its fair value, then detailed fair values for each of the assigned assets and liabilities (excluding goodwill) and liabilities will be determined to calculate the amount of goodwill impairment, if any. This second step is required to be completed as soon as possible, but no later than December 31, 2002. Any transitional impairment loss will be recorded as the cumulative effect of a change in accounting principle.

If the non-amortization provisions of FAS No. 142 had been effective for all periods presented, reported results of operations would have been as follows:

(in thousands, except per share data)

	For the Years Ended								
	December 31, 2001			December 31, 2000			December 31, 1999		
	Net Income	Basic EPS	Diluted EPS	Net Income	Basic EPS	Diluted EPS	Net Income	Basic EPS	Diluted EPS
As reported	$137,963	$1.75	$1.73	$163,453	$2.09	$2.06	$146,122	$1.87	$1.85
Add back amortization of:									
Goodwill	27,163	.34	.34	25,798	.33	.33	25,029	.32	.32
FCC licenses	470	.01	.01	470	.01	.01	470	.01	.01
Network affiliation and other	233	.00	.00	226	.00	.00	226	.00	.00
As adjusted	$165,829	$2.10	$2.07	$189,947	$2.43	$2.40	$171,847	$2.20	$2.18

Information regarding the Company's goodwill and other intangible assets as of the date of adoption of FAS No. 142 is as follows:

(in thousands)	Newspapers	Scripps Networks	Broadcast Television	Licensing and Other	Net Book Value	Carrying Amount	Accumulated Amortization
Goodwill:							
Goodwill	$ 724,106	$ 138,115	$ 153,882	$ 18	$ 1,016,121		
Audience and subscriber base	55,004		56,644		111,648		
Work force	1,622		8,841		10,463		
Total	780,732	138,115	219,367	18	1,138,232		
Unamortized intangible assets:							
FCC licenses			25,622		25,622		
Network affiliation			26,748		26,748		
Other	1,153	432			1,585		
Total	1,153	432	52,370		53,955		
Amortized intangible assets:							
Cable network affiliation		5,456			5,456	$ 20,669	$ 15,213
Customer lists	3,003				3,003	4,219	1,216
Other	1,181	1,015	349		2,545	6,607	4,062
Total	4,184	6,471	349		11,004	31,495	20,491
Total goodwill and intangible assets	786,069	145,018	272,086	18	1,203,191		
Program rights		214,419	28,916		243,335	539,746	296,411
Network distribution contracts		124,639			124,639	209,536	84,897

Amortization for assets recorded as of December 31, 2001, for each of the five succeeding years is presented below. Amortization will be greater than the reported amounts because additional assets will be acquired.

(in thousands)	Newspapers	Scripps Networks	Broadcast Television	Licensing and Other	Total
Intangible assets	$ 400	$ 3,100	$ 100		$ 3,600
Program rights		94,100	26,600		120,700
Network distribution contracts		19,200			19,200
Total 2002	$ 400	$ 116,400	$ 26,700		$ 143,500
Intangible assets	$ 400	$ 2,200	$ 100		2,700
Program rights		70,800	1,400		72,200
Network distribution contracts		18,200			18,200
Total 2003	$ 400	$ 91,200	$ 1,500		$ 93,100
Intangible assets	$ 400	$ 600	$ 100		1,100
Program rights		35,400	700		36,100
Network distribution contracts		17,200			17,200
Total 2004	$ 400	$ 53,200	$ 800		$ 54,400
Intangible assets	$ 400	$ 100			500
Program rights		10,900	100		11,000
Network distribution contracts		18,000			18,000
Total 2005	$ 400	$ 29,000	100		$ 29,500
Intangible assets	$ 400	$ 100			500
Program rights		2,500			2,500
Network distribution contracts		16,400			16,400
Total 2006	$ 400	$ 19,000			$ 19,400

3. ACQUISITIONS AND DIVESTITURES

Acquisitions

2001 - The Company acquired an additional 4.0% interest in Food Network.

2000 - The Company acquired the daily newspaper in Fort Pierce, Florida, in exchange for its newspaper in Destin, Florida, and cash; the daily newspaper in Henderson, Kentucky; the weekly newspaper in Marco Island, Florida; and television station KMCI in Lawrence, Kansas.

1999 - The Company acquired an additional 6.9% interest in Food Network.

The following table presents additional information about the acquisitions:

(in thousands)	For the years ended December 31,		
	2001	2000	1999
Goodwill and other intangible assets acquired	$ 19,435	$ 73,305	$ 18,243
Other assets acquired (primarily property and equipment)		14,495	
Total	19,435	87,800	18,243
Fair value of Destin newspaper		(3,857)	
Liabilities assumed		(1,876)	(592)
Cash paid	$ 19,435	$ 82,067	$ 17,651

The acquisitions have been accounted for as purchases. The allocations of the purchase prices in 2001 are based upon preliminary appraised values of the assets acquired and liabilities assumed, and are therefore subject to change. Operating results are included in the Consolidated Statements of Income from the dates of acquisitions, with the exception of KMCI whose results were included while the Company operated the station under a contract with the previous owner. Pro forma results are not presented because the combined results of operations would not be significantly different than the reported amounts.

Divestitures

2000 - The Company sold its independent telephone directories and traded its Destin, Florida, newspaper and cash for the daily newspaper in Fort Pierce, Florida. The sales and trade resulted in net gains of $6,196,000, $4,000,000 after-tax ($.05 per share).

Included in the consolidated financial statements were the following results of divested operating units (excluding gains on sales):

(in thousands)	For the years ended December 31,	
	2000	1999
Operating revenues	$ 10,500	$ 23,042
Operating income (loss)	(275)	195

4. UNUSUAL CREDITS AND CHARGES

2001 - The Company's reported results of operations were affected by the following items:

- Included in net investment results are i) recognized net investment gains and ii) adjustments to accrued incentive compensation related to changes in the net gains (realized and estimated unrealized) on the Scripps Ventures I portfolio. Included in recognized net investment gains are i) realized net gains totaling $77,300,000, including $65,900,000 on the exchange of the Company's investment in Time Warner for America Online ("AOL"), which acquired Time Warner in the first quarter, and an $11,700,000 gain on the sale of a portion of the Company's investment in Centra Software, ii) $80,200,000 in write-downs for several investments, including a $29,000,000 million write-down of the investment in AOL in the fourth quarter, and iii) an $11,500,000 reduction in accrued incentive compensation, to zero at December 31, 2001. Net investment results increased net income $3,800,000 ($.05 per share).

- Costs associated with workforce reductions, including the Company's share of such costs at the Denver JOA, reduced operating income $16,100,000. Net income was reduced $10,100,000 ($.13 per share).

The combined effect of the above items was to reduce 2001 net income $6,300,000 ($.08 per share).

2000 - In addition to the gains on divested operations described in Note 3, the Company's reported results of operations were affected by the following items:

- Included in net investment results are i) realized gains of $12,400,000, ii) $29,900,000 in write-downs for several investments, and iii) a $4,500,000 increase in accrued incentive compensation, to $11,500,000 at December 31, 2000. Net investment results reduced net income $15,800,000 ($.20 per share).

- $9,500,000 of expenses associated with preparations for the joint newspaper operations in Denver. Net income was reduced $6,200,000 ($.08 per share).

- Reduction of the estimated liability for prior year income taxes and a reduction in the estimate of unrealizable state net operating loss carryforwards (see Note 5). Net income was increased $7,200,000 ($.09 per share).

The combined effect of the above items was to reduce 2000 net income $10,900,000 ($.14 per share).

1999 - The Company's reported results of operations were affected by the following items:

- Included in net investment results are i) realized gains of $11,200,000, ii) $2,600,000 in write-downs for several investments, and iii) a $7,000,000 increase in accrued incentive compensation, to $7,000,000 at December 31, 1999. Net investment results increased net income $400,000 ($.00 per share).

- Costs incurred to move the Food Network's operations to a different location in Manhattan totaled $800,000. Net income was reduced $500,000 ($.01 per share).

- Severance payments totaling $1,200,000 to certain television station employees, reducing net income $700,000 ($.01 per share).

The combined effect of the above items was to reduce 1999 net income $900,000 ($.01 per share).

5. INCOME TAXES

The Company's 1992 through 1995 consolidated federal income tax returns are currently under examination by the IRS. In 2000 the Company reduced its liability for prior year income taxes by $4,200,000. Management believes that adequate provision for income taxes has been made for all open years.

The approximate effects of the temporary differences giving rise to the Company's deferred income tax liabilities (assets) were as follows:

(in thousands)

	As of December 31, 2001	2000
Accelerated depreciation and amortization	$ 150,929	$ 163,469
Investments, primarily gains and losses not yet recognized for tax	22,795	12,266
Accrued expenses not deductible until paid	(10,219)	(10,575)
Deferred compensation and retiree benefits not deductible until paid	(29,673)	(31,682)
Other temporary differences, net	(10,499)	(11,217)
Total	123,333	122,261
State net operating loss carryforwards	(13,587)	(12,128)
Valuation allowance for state deferred tax assets	6,393	6,552
Net deferred tax liability	$ 116,139	$ 116,685

The Company's state net operating loss carryforwards expire from 2003 through 2016. At each balance sheet date management estimates the amount of state net operating loss carryforwards that are not expected to be used prior to expiration of the carryforward period. The tax effect of these unused state net operating loss carryforwards is included in the valuation allowance. Based upon expected taxable income of subsidiary companies with state net operating loss carryforwards during the carryforward periods, the Company reduced its valuation allowance by $3,000,000 in 2000.

The provision for income taxes consisted of the following:

(in thousands)	For the years ended December 31, 2001	2000	1999
Current:			
Federal	$ 55,758	$ 82,514	$ 67,247
State and local	15,531	18,361	13,588
Foreign	3,787	5,376	4,485
Total current	75,076	106,251	85,320
Deferred:			
Federal	435	(13,340)	22,111
Other	(981)	(3,519)	2,144
Total deferred	(546)	(16,859)	24,255
Total income taxes	74,530	89,392	109,575
Income taxes allocated to stockholders' equity	25,092	18,698	(5,963)
Provision for income taxes	$ 99,622	$ 108,090	$ 103,612

The difference between the statutory rate for federal income tax and the effective income tax rate was as follows:

	For the years ended December 31, 2001	2000	1999
Statutory rate	35.0 %	35.0 %	35.0 %
Effect of:			
State and local income taxes	4.0	3.5	4.0
Adjustment of liability for prior year income taxes		(1.5)	
Amortization of nondeductible goodwill	1.6	1.4	1.4
Miscellaneous	0.7	0.8	0.4
Effective income tax rate	41.3 %	39.2 %	40.8 %

6. LONG-TERM DEBT

Long-term debt consisted of the following:

(in thousands)	As of December 31, 2001	2000
Variable rate credit facilities, including commercial paper	$ 513,855	$ 512,788
$100 million, 6.625% note, due in 2007	99,916	99,901
$100 million, 6.375% note, due in 2002	99,983	99,964
Other notes	10,090	1,956
Total long-term debt	723,844	714,609
Current portion of long-term debt	613,878	212,828
Long-term debt (less current portion)	$ 109,966	$ 501,781
Fair value of long-term debt *	$ 730,000	$ 711,300

* Fair value was estimated based on current rates available to the Company for debt of the same remaining maturity.

The Company has a Competitive Advance and Revolving Credit Facility Agreement, which expires in September 2002 and permits aggregate borrowings up to $675,000,000 (the "Variable Rate Credit Facilities"). Borrowings are available on a committed revolving credit basis at the Company's choice of three short-term rates or through an auction procedure at the time of each borrowing. The Variable Rate Credit Facilities are also used by the Company in whole or in part, in lieu of direct borrowings, as credit support for its commercial paper. The weighted-average interest rates on the Variable Rate Credit Facilities at December 31 was 2.0% in 2001 and 6.6% in 2000.

Certain long-term debt agreements contain maintenance requirements for net worth and coverage of interest expense and restrictions on incurrence of additional indebtedness. The Company is in compliance with all debt covenants.

Current maturities of long-term debt are classified as long-term to the extent they can be refinanced under existing long-term credit commitments. The Variable Rate Credit Facilities are expected to be replaced with a similar facility prior to expiration.

Interest costs capitalized were $700,000 in 2001, $200,000 in 2000, and $400,000 in 1999.

7. INVESTMENTS

Investments consisted of the following:

(in thousands, except share data)	As of December 31, 2001	2000
Securities available for sale (at market value):		
AOL Time Warner common stock (2,017,000 shares)	$ 64,740	
Time Warner common stock (1,344,000 shares)		$ 70,239
Centra Software (700,500 and 1,792,500 common shares)	5,604	6,946
Other	4,213	3,969
Total available-for-sale securities	74,557	81,154
Denver newspaper JOA	198,527	
FOX SportSouth and other joint ventures	6,744	9,502
Other equity investments	51,714	87,266
Total investments	$ 331,542	$ 177,922
Unrealized gains on securities available for sale	$ 7,793	$ 49,047

Investments available for sale represent securities in publicly traded companies. Investments available for sale are recorded at fair value. Fair value is based upon the closing price of the security on the reporting date.

The Company exchanged its investment in Time Warner for America Online, which acquired Time Warner, in the first quarter of 2001. The Company sold 1,092,000 shares of Centra Software in the second quarter of 2001.

Other equity investments include securities that do not trade in public markets, so they do not have readily determinable fair values. Management estimates the fair value of these securities is approximately $60,000,000. However, many of the investees have had no rounds of equity financing in the past two years and there can be no assurance as to the amounts the Company would receive if the securities were sold.

The Company's Scripps Ventures Funds I and II invest in new businesses focusing primarily on new media technology. Scripps Ventures I invested $54,000,000. The managers' compensation includes a share of that portfolio's cumulative net gain through December 2002 if a specified minimum return is achieved. The incentive compensation accrual was zero at December 31, 2001, and will be subject to change as the net gain changes through December 2002. Scripps Ventures II is authorized to invest up to $100,000,000, of which $44,000,000 was invested as of December 31, 2001. The managers have a minority equity interest in the return on Scripps Ventures II's investments if a specified minimum return is achieved.

8. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consisted of the following:

(in thousands)	As of December 31, 2001	2000
Land and improvements	$ 45,246	$ 47,395
Buildings and improvements	204,792	255,320
Equipment	549,660	685,314
Total	799,698	988,029
Accumulated depreciation	405,021	485,988
Net property, plant and equipment	$ 394,677	$ 502,041

9. GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill and other intangible assets arising from business acquisitions consisted of the following:

(in thousands)	As of December 31, 2001	2000
Goodwill	$ 1,225,437	$ 1,207,828
Audience and subscriber base	180,694	180,694
Work force	17,020	17,020
Broadcast television network affiliation	37,851	37,851
FCC licenses	30,644	30,644
Cable network affiliation	20,669	20,669
Customer lists	4,219	4,219
Other	8,940	8,733
Total	1,525,474	1,507,658
Accumulated amortization	322,283	281,352
Net goodwill and other intangible assets	$ 1,203,191	$ 1,226,306

10. OTHER LONG-TERM OBLIGATIONS AND MINORITY INTERESTS

Other long-term obligations and minority interests consisted of the following:

(in thousands)

	As of December 31, 2001	As of December 31, 2000
Program rights payable	$ 42,234	$ 50,928
Employee compensation and benefits	98,079	96,952
Network distribution contracts	66,543	55,235
Minority interests	13,825	13,274
Other	15,490	16,054
Total other long-term obligations and minority interests	236,171	232,443
Current portion of other long-term obligations	106,777	102,076
Other long-term obligations and minority interests (less current portion)	$ 129,394	$ 130,367

11. SUPPLEMENTAL CASH FLOW INFORMATION

The following table presents additional information about the change in certain working capital accounts:

(in thousands)

	For the years ended December 31, 2001	2000	1999
Other changes in certain working capital accounts, net:			
Accounts receivable	$ 23,500	$ (24,238)	$ (53,847)
Accounts payable	(24,464)	(2,120)	13,374
Accrued income taxes	11,868	586	503
Other accrued liabilities	(14,927)	8,024	3,356
Other, net	8,092	(1,025)	7,484
Total	$ 4,069	$ (18,773)	$ (29,130)

12. EMPLOYEE BENEFIT PLANS

Retirement plans expense consisted of the following:

(in thousands)

	For the years ended December 31, 2001	2000	1999
Service cost	$ 13,022	$ 13,857	$ 14,078
Interest cost	20,970	19,198	17,012
Actual (return) loss on plan assets, net of expenses	22,589	799	(50,022)
Net amortization and deferral	(50,022)	(29,654)	27,120
Total for defined benefit plans	6,559	4,200	8,188
Multi-employer plans	747	1,248	1,162
Defined contribution plans	5,618	6,208	5,698
Total	$ 12,924	$ 11,656	$ 15,048

The following table presents information about the Company's employee benefit plan assets and obligations:

(in thousands)

	For the years ended December 31, 2001	2000	1999
Change in benefit obligation			
Benefit obligation at beginning of year	$ 274,971	$ 268,810	$ 269,493
Service cost	13,022	13,857	14,078
Interest cost	20,970	19,198	17,012
Benefits paid	(17,920)	(16,606)	(16,224)
Reductions associated with dispositions	(15,940)		
Actuarial losses (gains)	(1,896)	(10,288)	(15,549)
Benefit obligation at end of year	273,207	274,971	268,810
Change in plan assets			
Fair value at beginning of year	286,338	302,934	268,386
Actual return (loss) on plan assets	(22,589)	(799)	50,022
Company contributions	1,477	809	750
Benefits paid	(17,920)	(16,606)	(16,224)
Transfers associated with dispositions	(17,846)		
Fair value at end of year	229,460	286,338	302,934
Plan assets greater than (less than) projected benefits	(43,747)	11,367	34,124
Unrecognized net loss (gain)	10,169	(38,904)	(57,774)
Unrecognized prior service cost	1,880	2,629	3,547
Unrecognized net asset at the date FAS No. 87 was adopted, net of amortization	(603)	(2,012)	(3,434)
Net pension asset (liability) recognized in the balance sheet	$ (32,301)	$ (26,920)	$ (23,537)

Assumptions used in the accounting for the defined benefit plans were as follows:

	2001	2000	1999
Discount rate for determining annual expense	8.0%	7.5%	6.5%
Discount rate for determining year-end obligation	7.5%	8.0%	7.5%
Assumed long-term rate of return on plan assets	10.0%	9.5%	8.5%
Assumed rate of increase in compensation levels	5.5%	5.0%	4.0%

Management believes the discount rate plus two percentage points is the best estimate of the long-term return on plan assets, and the discount rate minus two and one-half percentage points is the best estimate of the long-term increase in compensation levels. Therefore, when the discount rate changes, management's expectation for the future long-term rate of return on plan assets and increase in compensation levels changes in tandem. For 2002 the assumed return on plan assets is 9.5% and the assumed rate of increase in compensation levels is 5.0%.

Plan assets consist of marketable equity and fixed-income securities.

13. SEGMENT INFORMATION

The Company's reportable segments are strategic businesses that offer different products and services. The Company evaluates the operating performance of its segments based primarily on earnings before interest, income taxes, depreciation and amortization ("EBITDA"), excluding divested operating units (see Note 3), unusual items (see Note 4) and all amounts classified as other credits (charges) in the Consolidated Statements of Income. No single customer provides more than 10% of the Company's revenue. International revenues are primarily derived from licensing comic characters and HGTV and Food Network programming in international markets. Licensing of comic characters in Japan provides more than 60% of the Company's international revenues, which are less than $50,000,000 annually.

Information regarding the Company's business segments is presented on the following page.

(in thousands)

	For the years ended December 31, 2001	2000	1999
OPERATING REVENUES			
Newspapers	$ 739,431	$ 955,557	$ 914,403
Scripps Networks	337,195	295,681	212,922
Broadcast television	277,601	343,125	312,362
Licensing and other media	88,785	96,895	92,570
Total	1,443,012	1,691,258	1,532,257
Unusual item	(5,881)		
Divested operating units		10,500	23,042
Per consolidated financial statements	$ 1,437,131	$ 1,701,758	$ 1,555,299
EBITDA			
Newspapers	$ 237,686	$ 269,409	$ 275,671
Scripps Networks	75,547	68,770	33,567
Broadcast television	79,651	129,018	95,955
Licensing and other media	14,881	16,144	12,640
Corporate	(18,596)	(19,825)	(17,519)
Total	389,169	463,516	400,314
Unusual items	(15,605)	(9,523)	(2,000)
Divested operating units		261	891
Per consolidated financial statements	$ 373,564	$ 454,254	$ 399,205
DEPRECIATION			
Newspapers	$ 25,869	$ 40,574	$ 38,925
Scripps Networks	8,357	7,063	5,533
Broadcast television	19,652	19,277	17,962
Licensing and other media	831	814	1,472
Corporate	949	972	1,039
Total	55,658	68,700	64,931
Unusual items	63		
Divested operating units		357	369
Per consolidated financial statements	$ 55,721	$ 69,057	$ 65,300
AMORTIZATION OF INTANGIBLE ASSETS			
Newspapers	$ 25,761	$ 23,222	$ 22,114
Scripps Networks	7,803	7,236	6,364
Broadcast television	9,431	9,471	9,502
Licensing and other media			244
Total	42,995	39,929	38,224
Unusual items	411		
Divested operating units		179	327
Per consolidated financial statements	$ 43,406	$ 40,108	$ 38,551
OPERATING INCOME			
Newspapers	$ 186,056	$ 205,613	$ 214,632
Scripps Networks	59,387	54,471	21,670
Broadcast television	50,568	100,270	68,491
Licensing and other media	14,050	15,330	10,924
Corporate	(19,545)	(20,797)	(18,558)
Total	290,516	354,887	297,159
Unusual items	(16,079)	(9,523)	(2,000)
Divested operating units		(275)	195
Per consolidated financial statements	$ 274,437	$ 345,089	$ 295,354

(in thousands)

	For the years ended December 31, 2001	2000	1999
ADDITIONS TO PROPERTY, PLANT AND EQUIPMENT			
Newspapers	$ 34,363	$ 29,834	$ 30,693
Scripps Networks	14,114	12,236	21,557
Broadcast television	18,785	31,280	25,749
Licensing and other media	338	586	491
Corporate	623	548	796
Total	68,223	74,484	79,286
Divested operating units		93	540
Per consolidated financial statements	$ 68,223	$ 74,577	$ 79,826
BUSINESS ACQUISITIONS AND OTHER ADDITIONS TO LONG-LIVED ASSETS			
Newspapers	$ 63,199	$ 74,878	$ 4,005
Scripps Networks	103,263	15,035	39,899
Broadcast television	27	14,710	130
Venture capital and other investments	18,139	53,615	43,298
Total	184,628	158,238	87,332
Divested operating units			800
Total	$ 184,628	$ 158,238	$ 88,132
ASSETS			
Newspapers	$ 1,274,694	$ 1,276,264	$ 1,228,824
Scripps Networks	640,785	523,694	462,287
Broadcast television	496,911	524,696	515,167
Licensing and other media	26,899	34,851	36,819
Venture capital and other investments	127,924	170,156	198,984
Corporate	76,547	60,379	63,515
Total	2,643,760	2,590,040	2,505,596
Divested operating units			31,959
Per consolidated financial statements	$ 2,643,760	$ 2,590,040	$ 2,537,555

Other additions to long-lived assets include investments and launch incentives capitalized. Corporate assets are primarily cash, cash equivalent and other short-term investments, and refundable and deferred income taxes.

14. COMMITMENTS AND CONTINGENCIES

The Company is involved in litigation arising in the ordinary course of business, none of which is expected to result in material loss.

The Company's cable television systems were acquired by Comcast Corporation ("Comcast") in 1996. Pursuant to the terms of its agreement with Comcast, the Company remains liable for any losses resulting from certain lawsuits, certain other expenses and tax liabilities of its cable television systems attributable to periods prior to the transactions.

The Company purchased program rights totaling $167,000,000 in 2001, $189,000,000 in 2000 and $131,000,000 in 1999, the payments for which are generally made over the lives of the contracts. At December 31, 2001, the Company was committed to purchase approximately $158,000,000 of program rights that are not currently available for broadcast, substantially all of which is for programs not yet produced. If such programs are not produced, the Company's commitments would expire without obligation.

The Company capitalized launch incentive payments totaling $82,000,000 in 2001, $13,000,000 in 2000 and $22,000,000 in 1999. At December 31, 2001, the Company was committed to make additional launch incentive payments totaling approximately $45,000,000 associated with the launch of the Company's networks on cable and satellite television systems.

Minimum payments on noncancelable leases at December 31, 2001, were: 2002, $13,800,000; 2003, $10,400,000; 2004, $9,700,000; 2005, $9,300,000; 2006, $6,700,000 and later years, $16,800,000. Rental expense for cancelable and noncancelable leases was $16,800,000 in 2001, $19,300,000 in 2000 and $16,300,000 in 1999.

15. CAPITAL STOCK AND INCENTIVE PLANS

Capital Stock - The capital structure of the Company includes Common Voting Shares and Class A Common Shares. The articles provide that the holders of Class A Common Shares, who are not entitled to vote on any other matters except as required by Ohio law, are entitled to elect the greater of three or one-third of the directors. In 1997 and 1998 the Board of Directors authorized the purchase of a total of 6,000,000 of the Company's Class A Common Shares. The Company repurchased 4,270,600 shares through December 31, 2001.

Incentive Plans - The Company's Long-Term Incentive Plans (the "Plans") provide for the award of incentive and nonqualified stock options with 10-year terms, stock appreciation rights, performance units and restricted and unrestricted Class A Common Shares to key employees and non-employee directors. The Plans expire in 2007, except for options then outstanding. The number of shares authorized for issuance under the plans at December 31, 2001, was 10,913,000, of which approximately 2,065,000 had not been issued.

Stock Options - Stock options may be awarded to purchase Class A Common Shares at not less than 100% of the fair market value on the date the option is granted. Stock options will vest over an incentive period, conditioned upon the individual's employment through that period. The following table presents information about stock options:

	Number of Shares	Weighted-Average Exercise Price	Range of Exercise Prices
Outstanding at December 31, 1998	3,154,420	$26.58	$11 - 56
Granted in 1999	792,200	47.19	41 - 52
Exercised in 1999	(295,104)	16.80	11 - 47
Forfeited in 1999	(24,749)	45.76	35 - 54
Outstanding at December 31, 1999	3,626,767	31.75	11 - 56
Granted in 2000	1,025,550	49.27	43 - 60
Exercised in 2000	(401,380)	21.38	11 - 50
Forfeited in 2000	(1,500)	49.00	49
Outstanding at December 31, 2000	4,249,437	36.98	11 - 60
Granted in 2001	1,102,200	64.17	58 - 70
Exercised in 2001	(743,227)	27.38	11 - 56
Forfeited in 2001	(76,872)	49.75	20 - 64
Outstanding at December 31, 2001 (by year granted):			
1992	49,800	15.28	15 - 17
1993	327,100	17.65	16 - 21
1994	413,700	18.85	18 - 21
1995	9,800	20.01	20
1996	124,400	27.27	24 - 29
1997	421,650	35.18	35 - 42
1998	503,350	47.35	39 - 56
1999	645,200	47.17	42 - 52
2000	948,063	49.31	43 - 60
2001	1,088,475	64.22	58 - 70
Total options outstanding	4,531,538	$44.95	$15 - 70
Exercisable at December 31:			
1999	2,323,844	$23.85	$11 - 56
2000	2,601,809	29.66	11 - 56
2001	2,655,716	35.88	15 - 60

Substantially all options granted prior to 1999 are exercisable. Options issued in 1999 through 2001 generally become exercisable over a three-year period.

The Company has adopted the "disclosure-only" provisions of FAS No. 123; therefore no compensation expense has been recognized for stock option grants. Had compensation expense been determined based upon the fair value (determined using the Black-Scholes option pricing model) at the grant date consistent with the provisions of FAS No. 123, the Company's income from continuing operations would have been reduced to the pro forma amounts as follows:

(in thousands, except per share data)

	For the years ended December 31, 2001	2000	1999
Pro forma net income	$ 126,200	$ 155,200	$ 139,700
Pro forma net income per share of common stock:			
Basic	$1.60	$1.99	$1.79
Diluted	1.58	1.96	1.77

Information related to the fair value of stock option grants is presented below:

	For the years ended December 31, 2001	2000	1999
Weighted-average fair value of options granted	$18.92	$15.87	$13.23
Assumptions used to determine fair value:			
Dividend yield	1.5%	1.5%	1.5%
Expected volatility	23%	24%	23%
Risk-free rate of return	5.5%	6.5%	5.0%
Expected life of options	7 years	7 years	7 years

Restricted Stock - Awards of Class A Common Shares vest over an incentive period conditioned upon the individual's employment throughout that period. During the vesting period shares issued are nontransferable, but the shares are entitled to all the rights of an outstanding share. Compensation expense is determined based upon the fair value of the shares at the grant date. Information related to awards of Class A Common Shares is presented below:

(in thousands, except share data)

	For the years ended December 31, 2001	2000	1999
Class A Common Shares:			
Shares awarded	184,947	296,903	85,400
Weighted-average price of shares awarded	$63.51	$49.31	$46.70
Shares forfeited	2,500	15,445	200
Compensation expense recognized	$ 4,227	$ 7,063	$ 2,779

16. SUMMARIZED QUARTERLY FINANCIAL INFORMATION (Unaudited)

Summarized financial information is as follows:

(in thousands, except per share data) 2001	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total
Operating revenues	$ 362,080	$ 368,408	$ 336,052	$ 370,591	$ 1,437,131
Operating expenses:					
Employee compensation and benefits	118,755	118,087	114,588	119,108	470,538
Newsprint and ink	26,241	22,383	20,035	19,461	88,120
Amortization of program rights and production costs	32,095	33,694	33,971	35,729	135,489
Other operating expenses	98,975	93,196	82,721	94,528	369,420
Depreciation and amortization	24,765	24,717	23,982	25,663	99,127
Total operating expenses	300,831	292,077	275,297	294,489	1,162,694
Operating income	61,249	76,331	60,755	76,102	274,437
Interest expense	(12,461)	(10,859)	(8,417)	(7,460)	(39,197)
Investment results, net of expense	58,785	2,957	(10,917)	(45,762)	5,063
Miscellaneous, net	353	480	240	6	1,079
Income taxes	(40,642)	(28,584)	(18,023)	(12,373)	(99,622)
Minority interests	(846)	(975)	(1,005)	(971)	(3,797)
Net income	$ 66,438	$ 39,350	$ 22,633	$ 9,542	$ 137,963
Net income per share of common stock:					
Basic	$ .84	$ .50	$ .29	$ .12	$ 1.75
Diluted	$ .83	$ .49	$ .28	$ .12	$ 1.73
Basic weighted-average shares outstanding	78,719	78,844	78,977	78,760	78,825
Diluted weighted-average shares outstanding	79,864	80,002	80,167	79,849	79,970
Cash dividends per share of common stock	$ .15	$ .15	$ .15	$ .15	$ .60

The sum of the quarterly net income per share amounts may not equal the reported annual amount because each is computed independently based upon the weighted-average number of shares outstanding for the period.

(in thousands, except per share data)

2000	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total
Operating revenues	$ 406,463	$ 434,830	$ 404,989	$ 455,476	$ 1,701,758
Operating expenses:					
Employee compensation and benefits	127,292	129,314	129,672	130,429	516,707
Newsprint and ink	37,192	38,646	38,228	42,303	156,369
Amortization of program rights and production costs	28,038	29,332	30,176	33,498	121,044
Other operating expenses	112,876	115,380	105,274	119,854	453,384
Depreciation and amortization	26,808	27,256	27,288	27,813	109,165
Total operating expenses	332,206	339,928	330,638	353,897	1,356,669
Operating income	74,257	94,902	74,351	101,579	345,089
Interest expense	(12,636)	(13,481)	(13,393)	(12,424)	(51,934)
Investment results, net of expenses	(9,062)	(1,449)	900	(15,223)	(24,834)
Net gains (losses) on divested operations	6,269		(73)		6,196
Miscellaneous, net	946	45	1,002	(508)	1,485
Income taxes	(25,114)	(32,833)	(26,319)	(23,824)	(108,090)
Minority interests	(1,056)	(1,063)	(1,040)	(1,300)	(4,459)
Net income	$ 33,604	$ 46,121	$ 35,428	$ 48,300	$ 163,453
Net income per share of common stock:					
Basic	$ .43	$ .59	$ .45	$ .62	$ 2.09
Diluted	$ .43	$ .58	$ .45	$ .61	$ 2.06
Basic weighted-average shares outstanding	77,977	78,115	78,186	78,336	78,170
Diluted weighted-average shares outstanding	78,824	78,995	79,173	79,589	79,161
Cash dividends per share of common stock	$ .14	$ .14	$ .14	$ .14	$ .56

The sum of the quarterly net income per share amounts may not equal the reported annual amount because each is computed independently based upon the weighted-average number of shares outstanding for the period.

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders,
The E. W. Scripps Company:

We have audited the accompanying consolidated balance sheets of The E. W. Scripps Company and subsidiary companies ("Company") as of December 31, 2001 and 2000, and the related consolidated statements of income, cash flows and comprehensive income and stockholders' equity for each of the three years in the period ended December 31, 2001. Our audits also included the financial statement schedule listed in the Index at Item S-1. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2001 and 2000, and the results of its operations and cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

DELOITTE & TOUCHE LLP
Cincinnati, Ohio
January 23, 2002

THE E. W. SCRIPPS COMPANY

Index to Consolidated Financial Statement Schedules

VALUATION AND QUALIFYING ACCOUNTS
FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999 **SCHEDULE II**

(in thousands)

COLUMN A	COLUMN B	COLUMN C	COLUMN D	COLUMN E	COLUMN F
CLASSIFICATION	BALANCE BEGINNING OF PERIOD	ADDITIONS CHARGED TO COSTS AND EXPENSES	DEDUCTIONS AMOUNTS CHARGED OFF-NET	INCREASE (DECREASE) RECORDED ACQUISITIONS (DIVESTITURES)	BALANCE END OF PERIOD
YEAR ENDED DECEMBER 31, 2001:					
Allowance for doubtful accounts receivable	$ 13,891	$ 11,026	$ 10,210	$ (743)	$ 13,964
YEAR ENDED DECEMBER 31, 2000:					
Allowance for doubtful accounts receivable	$ 11,266	$ 14,648	$ 11,345	$ (678)	$ 13,891
YEAR ENDED DECEMBER 31, 1999:					
Allowance for doubtful accounts receivable	$ 7,689	$ 10,754	$ 7,177		$ 11,266

THE E. W. SCRIPPS COMPANY

Index to Exhibits

Exhibit Number	Description of Item	Page	Exhibit No. Incorporated
3.01	Articles of Incorporation	(5)	3.01
3.02	Code of Regulations	(5)	3.02
4.01	Class A Common Share Certificate	(2)	4
4.02A	Form of Indenture: 6.375% notes due in 2002	(3)	4.1
4.02B	Form of Indenture: 6.625% notes due in 2007	(3)	4.1
4.03A	Form of Debt Securities: 6.375% notes due in 2002	(3)	4.2
4.03B	Form of Debt Securities: 6.625% notes due in 2007	(3)	4.2
10.01	Amended and Restated Joint Operating Agreement, dated January 1, 1979, among Journal Publishing Company, New Mexico State Tribune Company and Albuquerque Publishing Company, as amended	(1)	10.01
10.02	Amended and Restated Joint Operating Agreement, dated February 29, 1988, among Birmingham News Company and Birmingham Post Company	(1)	10.02
10.03	Joint Operating Agreement, dated September 23, 1977, between the Cincinnati Enquirer, Inc. and the Company, as amended	(1)	10.03
10.04	Joint Operating Agreement Among The Denver Post Corporation, Eastern Colorado Production Facilities, Inc., Denver Post Production Facilities LLC and The Denver Publishing Company dated as May 11, 2000, as amended	(9)	10.04
10.06	Building Lease, dated April 25, 1984, among Albuquerque Publishing Company, Number Seven and Jefferson Building Partnership	(1)	10.08A
10.06A	Ground Lease, dated April 25, 1984, among Albuquerque Publishing Company, New Mexico State Tribune Company, Number Seven and Jefferson Building Partnership	(1)	10.08B
10.07	Agreement, dated August 17, 1989, between United Feature Syndicate, Inc. and Charles M. Schulz and the Trustees of the Schulz Family Renewal Copyright Trust, as amended	(1)	10.11
10.40	5-Year Competitive Advance and Revolving Credit Agreement, dated as of September 26, 1997, among The E. W. Scripps Company, the Banks named therein, The Chase Manhattan Bank, as Agent, and J. P. Morgan & Co., as Documentation Agent	(3)	10.1
10.41	364-Day Competitive Advance and Revolving Credit Agreement, dated as of September 26, 1997, among The E. W. Scripps Company, the Banks named therein, The Chase Manhattan Bank, as Agent, and J. P. Morgan & Co., as Documentation Agent	(3)	10.2
10.53	1987 Long-Term Incentive Plan	(1)	10.36
10.54	Agreement, dated December 24, 1959, between the Company and Charles E. Scripps, as amended	(1)	10.39A
10.54A	Assignment, Assumption, and Release Agreement, dated December 31, 1987, between the Company, Scripps Howard, Inc. and Charles E. Scripps	(1)	10.39B
10.54B	Amendment, dated June 21, 1988, to December 24, 1959 Agreement between the Company and Charles E. Scripps	(1)	10.39C
10.55	Board Representation Agreement, dated March 14, 1986, between The Edward W. Scripps Trust and John P. Scripps	(1)	10.44
10.56	Shareholder Agreement, dated March 14, 1986, between the Company and the Shareholders of John P. Scripps Newspapers	(1)	10.45
10.57	Scripps Family Agreement dated October 15, 1992	(4)	1
10.58	1997 Long-Term Incentive Plan	(6)	4B
10.59	Non-Employee Directors' Stock Option Plan	(6)	4A
10.60	1997 Deferred Compensation and Phantom Stock Plan for Senior Officers and Selected Executives	(7)	4A
10.61	1997 Deferred Compensation and Stock Plan for Directors	(8)	10.61

Exhibit Number	Description of Item	Page	Exhibit No. Incorporated
10.62	Employment Agreement, dated July 20, 1999, between the Company and Kenneth W. Lowe	(9)	10.62
12	Computation of Ratio of Earnings to Fixed Charges for the Three Years Ended December 31, 2001	E-3	
21	Subsidiaries of the Company	E-4	
23	Independent Auditors' Consent	E-5	

(1) Incorporated by reference to Registration Statement of The E. W. Scripps Company on Form S-1 (File No. 33-21714).

(2) Incorporated by reference to The E. W. Scripps Company Annual Report on Form 10-K for the year ended December 31, 1990.

(3) Incorporated by reference to Registration Statement on Form S-3 (File No. 33-36641).

(4) Incorporated by reference to The E. W. Scripps Company Current Report on Form 8-K dated October 15, 1992.

(5) Incorporated by reference to Scripps Howard, Inc. Registration Statement on Form 10 (File No. 1-11969).

(6) Incorporated by reference to Registration Statement of The E. W. Scripps Company on Form S-8 (File No. 333-27623).

(7) Incorporated by reference to Registration Statement of The E. W. Scripps Company on Form S-8 (File No. 333-27621).

(8) Incorporated by reference to The E.W. Scripps Company Annual Report on Form 10-K for the year ended December 31, 1998.

(9) Incorporated by reference to The E.W. Scripps Company Annual Report on Form 10-K for the year ended December 31, 2000.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

EXHIBIT 12

(in thousands)

	Years ended December 31, 2001	2000	1999
EARNINGS AS DEFINED:			
Earnings from operations before income taxes after eliminating undistributed earnings of 20%- to 50%-owned affiliates	$ 266,040	$ 279,478	$ 255,247
Fixed charges excluding capitalized interest and preferred stock dividends of majority-owned subsidiary companies	44,791	58,361	50,668
Earnings as defined	$ 310,831	$ 337,839	$ 305,915
FIXED CHARGES AS DEFINED:			
Interest expense, including amortization of debt issue costs	$ 39,197	$ 51,934	$ 45,219
Interest capitalized	730	206	356
Portion of rental expense representative of the interest factor	5,594	6,427	5,449
Preferred stock dividends of majority-owned subsidiary companies	80	80	80
Fixed charges as defined	$ 45,601	$ 58,647	$ 51,104
RATIO OF EARNINGS TO FIXED CHARGES	6.82	5.76	5.99

SUBSIDIARIES OF THE COMPANY — EXHIBIT 21

Name of Subsidiary	Jurisdiction of Incorporation
BRV, Inc. *(Bremerton Sun, Redding Record Searchlight, Ventura County Newspapers)*	California
Birmingham Post Company *(Birmingham Post-Herald)*	Alabama
Boulder Publishing Company *(Boulder Daily Camera)*	Colorado
Channel 7 of Detroit, Inc., *(WXYZ)*	Michigan
Collier County Publishing Company *(The Naples Daily News)*	Florida
Denver Publishing Company *(Rocky Mountain News)*	Colorado
Evansville Courier Company, Inc., 91.5%-owned *(The Evansville Courier, The Henderson Gleaner)*	Indiana
Independent Publishing Company *(Anderson Independent Mail)*	South Carolina
Knoxville News-Sentinel Company	Delaware
Memphis Publishing Company, 91.3%-owned *(The Commercial Appeal)*	Delaware
New Mexico State Tribune Company *(The Albuquerque Tribune)*	New Mexico
Scripps Texas Newspapers L.P. *(Corpus Christi Caller-Times, Abilene Reporter-News, Wichita Falls Times Record News, San Angelo Standard-Times)*	Delaware
Scripps Howard Broadcasting Company, *(WMAR, Baltimore; WCPO, Cincinnati; WEWS, Cleveland; KSHB, Kansas City; KMCI; Lawrence; KNXV, Phoenix, KJRH, Tulsa; WPTV, West Palm Beach)*	Ohio
Scripps Networks, Inc., *(Home & Garden Television, Do It Yourself Network; The Television Food Network, G.P., 68%-owned, Fine Living Network, LLC, 94%-owned)*	Delaware
Scripps Howard Publishing Co. *(Scripps Howard News Service)*	Delaware
Scripps Ventures, LLC	Delaware
Scripps Treasure Coast Publishing Company *(Ft. Pierce Tribune, Jupiter Courier, Stuart News, Vero Beach Press Journal)*	Florida
Tampa Bay Television, Inc., *(WFTS)*	Delaware
United Feature Syndicate, Inc. *(United Media, Newspaper Enterprise Association)*	New York

INDEPENDENT AUDITORS' CONSENT EXHIBIT 23

We consent to the incorporation by reference in Registration Statements Nos. 33-53953, 33-32740, 33-35525, 33-47828, 33-63398, 33-59701, 333-27621, 333-27623 and 333-40767 of The E. W. Scripps Company and subsidiary companies on Form S-8 and Registration Statement No. 33-36641 of The E. W. Scripps Company and subsidiary companies on Form S-3 of our report dated January 23, 2002, appearing in this Annual Report on Form 10-K of The E. W. Scripps Company and subsidiary companies for the year ended December 31, 2001.

DELOITTE & TOUCHE LLP
Cincinnati, Ohio
March 28, 2002

Management's Responsibility

The Company's management is responsible for the preparation, integrity and objectivity of the consolidated financial statements and other information presented in this report. The financial statements of the Company have been prepared in accordance with generally accepted accounting principles and reflect certain estimates and judgments made by management. The Company's management maintains a system of internal accounting controls which we believe provides reasonable assurances that transactions are properly recorded and the Company's assets are protected from loss or unauthorized use.

The integrity of the accounting system is based on written policies and procedures, the careful selection and training of qualified financial personnel, a program of internal audits and direct management review. The Audit Committee is composed solely of independent directors and meets periodically with the independent auditors, management and the internal auditors to discuss accounting, financial reporting, auditing and internal control matters. Both the internal and independent auditors have direct and private access to the Audit Committee.

The consolidated financial statements of the Company have been audited by Deloitte & Touche, LLP, independent certified public accountants. The independent auditors are selected each year on a recommendation to the Board of Directors by the Audit Committee.

William R. Burleigh
Chairman and
Chief Executive Officer

Daniel J. Castellini
Senior Vice President and
Chief Financial Officer

THE E. W. SCRIPPS
COMPANY

E E. W. SCRIPPS COMPANY MISSION

ɘ company aims at excellence in the products and services it produces
ɟ responsible service to the communities in which it operates. Its purpose
o engage in successful, growing enterprises in the fields of information
ɟ entertainment. The company intends to expand, to develop and acquire
ʌ products and services, and to pursue new market opportunities. Its focus
ıll be long-term growth for the benefit of its shareholders and employees.

E.W. Scripps Company
Box 5380
:innati, Ohio 45201
ʌ.scripps.com